     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2000
                                                     REGISTRATION NO. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------
                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------
                            DUPONT PHOTOMASKS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
               DELAWARE                             74-2238819
                                         (I.R.S. EMPLOYER IDENTIFICATION
   (STATE OR OTHER JURISDICTION OF                   NUMBER)
    INCORPORATION OR ORGANIZATION)
                          131 OLD SETTLERS BOULEVARD
                            ROUND ROCK, TEXAS 78664
                                (512) 310-6500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                 THE REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------
                                 JOHN M. LYNN
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                            DUPONT PHOTOMASKS, INC.
                          131 OLD SETTLERS BOULEVARD
                            ROUND ROCK, TEXAS 78664
                           TELEPHONE: (512) 310-6500
                           FACSIMILE: (512) 310-6544
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                --------------
                                  COPIES TO:
           RONALD G. SKLOSS                         ALAN DEAN
           NATHAN T. DOOLEY                      JOHN G. CROWLEY
   BROBECK, PHLEGER & HARRISON LLP            DAVIS POLK & WARDWELL
   301 CONGRESS AVENUE, SUITE 1200             450 LEXINGTON AVENUE
         AUSTIN, TEXAS 78701                 NEW YORK, NEW YORK 10017
      TELEPHONE: (512) 477-5495             TELEPHONE: (212) 450-4000
      FACSIMILE: (512) 477-5813             FACSIMILE: (212) 450-4800

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                           PROPOSED MAXIMUM
                                          PROPOSED MAXIMUM    AGGREGATE
 TITLE OF SHARES TO BE     AMOUNT TO BE   AGGREGATE PRICE   OFFERING PRICE      AMOUNT OF
       REGISTERED         REGISTERED (1)   PER SHARE (2)         (2)         REGISTRATION FEE
---------------------------------------------------------------------------------------------
Common Stock, $.01 par
 value.................. 3,680,000 shares      $71.13        $261,758,400        $69,104

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes 480,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2) Inserted solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low sales prices for the common stock as reported on the Nasdaq National Market for June 19, 2000.

                                --------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY + +NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN + +OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE +
+SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued June 26, 2000

                                3,200,000 Shares
                            DuPont Photomasks, Inc.

                                  COMMON STOCK

                                  ----------

DUPONT PHOTOMASKS, INC. IS OFFERING 1,422,222 SHARES OF ITS COMMON STOCK, AND
E. I. DU PONT DE NEMOURS AND COMPANY IS OFFERING 1,777,778 SHARES. WHEN THIS OFFERING IS COMPLETED, E. I. DU PONT DE NEMOURS AND COMPANY WILL OWN APPROXIMATELY 35.5% OF OUR COMMON STOCK.

                                  ----------

OUR COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "DPMI." ON JUNE 23, 2000, THE REPORTED LAST SALE PRICE OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $76 PER SHARE.

                                  ----------

CONCURRENT WITH THIS OFFERING OF COMMON STOCK, WE ARE CONDUCTING A SEPARATE OFFERING OF $100 MILLION IN AGGREGATE PRINCIPAL AMOUNT OF CONVERTIBLE SUBORDINATED NOTES. THE CONVERTIBLE SUBORDINATED NOTE OFFERING WILL BE MADE PURSUANT TO A SEPARATE PROSPECTUS. THIS OFFERING OF COMMON STOCK IS NOT CONDITIONED ON THE COMPLETION OF THE OFFERING OF CONVERTIBLE SUBORDINATED NOTES.

                                  ----------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                  ----------

                               PRICE $    A SHARE

                                  ----------

                                           UNDERWRITING  PROCEEDS TO PROCEEDS TO
                                  PRICE TO DISCOUNTS AND   DUPONT      SELLING
                                   PUBLIC   COMMISSIONS  PHOTOMASKS  STOCKHOLDER
                                  -------- ------------- ----------- -----------
Per Share........................   $          $            $           $
Total............................  $          $            $           $

E. I. du Pont de Nemours and Company has granted the underwriters the right to purchase up to an additional 480,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on        , 2000.

                                  ----------

MORGAN STANLEY DEAN WITTER                            CREDIT SUISSE FIRST BOSTON

BEAR, STEARNS & CO. INC.                            DONALDSON, LUFKIN & JENRETTE

      , 2000

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    3
Risk Factors........................    7
Special Note Regarding Forward-Look-
 ing Statements.....................   14
Use of Proceeds.....................   14
Dividend Policy.....................   15
Price Range of Common Stock.........   15
Capitalization......................   16
Selected Financial Data.............   17
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   18

                                              PAGE
                                              ----
Business............................           24
Management..........................           34
Selling Stockholder.................           37
Transactions and Relationship Between Us and
 E. I. du Pont de Nemours and Compa-
 ny.................................           38
Description of Capital Stock........           42
Underwriters........................           46
Legal Matters.......................           47
Experts.............................           47
Where You Can Find More Informa-
 tion...............................           48
Index to Financial Statements.......          F-1

                               ----------------

   You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference in this prospectus. We and the selling stockholder are offering to sell, and seeking offers to buy, shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

   We have licensed from E. I. du Pont de Nemours and Company use of the tradename "DuPont" and the DuPont in Oval logo. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

   You should read this summary together with the more detailed information and our financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus. Unless otherwise indicated, "we," "us" and "our" mean DuPont Photomasks, Inc., and "DuPont" means E. I. du Pont de Nemours and Company or one of its wholly owned subsidiaries. Except as otherwise indicated, the information in this prospectus assumes that the underwriters' over-allotment option is not exercised. Our fiscal year ends June 30.

                               DUPONT PHOTOMASKS

   We are one of the largest photomask manufacturers in the world. Photomasks are high-purity quartz or glass plates containing precision images of integrated circuits and are used as masters by semiconductor manufacturers to optically transfer these images onto semiconductor wafers. Photomasks are a necessary component in the typical production of semiconductors, and advanced photomask technologies are critical to enabling the manufacture of increasingly complex semiconductor devices. We manufacture a broad range of photomasks based on customer-supplied design data, including photomasks that meet the tightest design specifications required by semiconductor manufacturers today. We sell our products to over 200 customers in 20 different countries. We believe that we are the principal merchant photomask supplier for many of our customers, including Advanced Micro Devices, Agilent Technologies, Hewlett-Packard, Hyundai, IBM, Lucent Technologies, Micron Technology, National Semiconductor, Philips, Samsung, STMicroelectronics, Texas Instruments and UMC Group. We operate globally from 13 manufacturing facilities in North America, Europe and Asia, including two joint venture facilities. We also operate the DPI Reticle Technology Center, LLC, a joint venture facility dedicated to advanced photomask technology development and fabrication of leading-edge photomasks.

   The market for photomasks consists primarily of semiconductor manufacturers in North America, Europe and Asia. The photomask industry is comprised of both independent merchant producers, which sell photomasks to multiple semiconductor manufacturers, and captive operations, which are facilities owned and operated by semiconductor manufacturers primarily for internal use. According to an industry source, the worldwide market for photomasks totaled approximately $2.1 billion in 1999. We estimate that the photomask markets in North America, Europe and non-Japan Asia, the regions in which we primarily compete, represented approximately 60% of the worldwide market in 1999 and that merchant photomask sales in these regions were over $700 million in 1999. Based on sales, we believe we are one of the two largest merchant suppliers in North America and non-Japan Asia and the largest merchant supplier in Europe.

   The demand for photomasks is driven primarily by semiconductor design activity. We believe that a number of recent trends are fueling growth in photomask activity, including:

  .  Proliferation of semiconductor applications;

  .  Increasing customization of semiconductor designs;

  .  Growing complexity of semiconductor devices;

  .  Decreasing feature size of semiconductor designs; and

  .  Shorter product lifecycles.

   We are continuing a significant global expansion to support the growth of our business by acquiring existing photomask manufacturing operations, building new manufacturing facilities and installing additional manufacturing capacity in existing facilities. The photomask industry continues to shift from captive operations to merchant production, and we have been a beneficiary of the industry's consolidation. Our recent acquisitions of captive operations and joint ventures include:

  . In 2000, we acquired IBM's European photomask manufacturing assets located in Corbeil-Essonnes, France, and entered into a multi-year, global supply agreement, under which we will supply IBM with the significant majority of its externally sourced photomasks.

  . In 1998, we established a joint venture with UMC Group to produce photomasks in Taiwan and became a strategic supplier of photomasks to United Microelectronics Corporation.

  . In 1998, we acquired the photomask manufacturing organization of Hewlett-Packard (now Agilent Technologies) and became its strategic photomask supplier.

  . In 1998, we acquired Hyundai's photomask manufacturing assets and entered into a strategic alliance to be its principal photomask supplier.

   In addition, we have built new facilities to support future growth:

  . We have begun construction of a new facility in Corbeil-Essonnes, France, where we intend to relocate the manufacturing assets that we acquired from IBM.

  . In 2000, we completed the construction of and are presently equipping a photomask production facility in Singapore, which is our fourth in the Asia region. We are currently qualifying customers in this new facility.

  . In 1998, we began construction on a new photomask production facility in Gresham, Oregon, which we subsequently and indefinitely delayed. If additional capacity is needed, we believe we could complete the Gresham facility within approximately six months.

   Also, during the last three fiscal years, we have invested aggressively in both capacity and capability in our existing photomask production facilities in all regions to enhance our growth prospects, especially in advanced photomask products. We are an industry leader in developing the most advanced photomasks and believe we are the principal merchant supplier, outside Japan, of leading-edge photomasks. Our objective is to be the world's premier global supplier of photomasks by providing the finest service and most advanced technology to our customers. To achieve this objective, we intend to:

  .  Advance our technological leadership;

  .  Expand our strategic relationships with customers;

  . Capitalize on our established global manufacturing and customer service support network;

  .  Leverage strategic relationships with key suppliers;

  .  Leverage our vertically integrated position; and

  .  Pursue new business opportunities.

   Our principal executive offices are located at 131 Old Settlers Boulevard, Round Rock, Texas 78664. Our telephone number at this location is (512) 310-6500.

             RELATIONSHIP WITH E. I. DU PONT DE NEMOURS AND COMPANY

   We are approximately 49.9% owned by DuPont. After the offering, DuPont will continue to indirectly own approximately 35.5% of our outstanding common stock (or approximately 32.7% if the underwriters exercise their over-allotment option in full). After the offering, DuPont will continue to have significant influence on the vote on most matters submitted to our stockholders, including the election of directors and the approval of extraordinary corporate transactions. DuPont has advised us that it expects to continue to reduce its ownership interest of our common stock over time, subject to prevailing market and other conditions. Historically, we have derived various tangible and intangible benefits from being affiliated with DuPont. We have entered into a number of agreements with DuPont for the purpose of defining our ongoing relationship. While these agreements will continue to provide us with benefits, we are only entitled to the ongoing assistance of DuPont for a limited time, and we may not enjoy benefits from our relationship with DuPont beyond the terms of the agreements.

                                  THE OFFERING

Common stock offered by:
  DuPont Photomasks................  1,422,222 shares
  E. I. du Pont de Nemours and Com-
   pany............................  1,777,778 shares
                                     ---------
    Total..........................  3,200,000 shares
                                     =========
Common stock to be outstanding af-
 ter this offering................. 17,109,660 shares
                                    ==========
Use of proceeds.................... To repay approximately $52.4 million of existing indebtedness owed to DuPont and
                                    for working capital and other general
                                    corporate purposes. See "Use of Proceeds."
Nasdaq National Market symbol...... DPMI

   The above information regarding shares outstanding is as of April 30, 2000 and excludes shares issuable under our stock performance plans.

                             CONCURRENT TRANSACTION

   Concurrent with this offering, we intend to raise net proceeds of approximately $97.6 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, through a public offering of $100 million in aggregate principal amount of convertible subordinated notes due 2004. The notes will be convertible into shares
representing approximately     % of our outstanding common stock after this
offering. Our obligations under the notes will be guaranteed by DuPont. The offering price and other specific terms of the notes will be determined by market conditions. We cannot be certain that the note offering will be completed. The proceeds of the anticipated note offering, together with a portion of the proceeds to us of this offering, will be used to repay all outstanding indebtedness owed under both of our $100 million credit facilities with DuPont. Upon repayment, one of the two credit facilities will be terminated. The note offering will be made pursuant to a separate prospectus. The closing of this offering of common stock and the closing of the offering of notes are not contingent upon each other.

   In consideration for DuPont's agreement to guarantee our obligations under the notes, and in addition to the repayment and termination of the credit facility described above, we intend to amend our remaining $100 million credit facility with DuPont upon completion of the note offering to increase the interest charged on outstanding amounts from LIBOR plus 0.25% per annum to LIBOR plus 1.875% per annum and terminate our ability to convert outstanding amounts into term loans.

                             SUMMARY FINANCIAL DATA

   The data for the three years ended June 30, 1999 has been derived from the audited financial statements included elsewhere in this prospectus. The data for the nine months ended March 31, 1999 and 2000 has been derived from the unaudited financial statements included elsewhere in this prospectus. The as adjusted balance sheet data below reflects the application of the anticipated net proceeds from:

  . The sale of 1,422,222 shares of common stock by us in this offering at an assumed public offering price of $76 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

  . Both the sale of common stock in this offering by us and the sale of $100 million of convertible subordinated notes by us in the concurrent offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

   We cannot be certain that the note offering will be completed.

                                                            NINE MONTHS ENDED
                                 YEAR ENDED JUNE 30,            MARCH 31,
                              ----------------------------  ------------------
                                1997      1998      1999      1999      2000
                              --------  --------  --------  --------  --------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Sales.......................  $261,185  $271,591  $264,015  $190,031  $234,673
Cost of goods sold..........   163,319   179,369   187,427   135,897   163,866
Selling, general and
 administrative expense.....    31,611    29,509    33,944    24,552    28,143
Research and development
 expense....................    12,372    12,714    16,835    12,306    16,497
                              --------  --------  --------  --------  --------
Operating profit............    53,883    49,999    25,809    17,276    26,167
Other income (expense)......     1,284       (27)     (717)   (1,691)      286
                              --------  --------  --------  --------  --------
Income before income taxes,
 minority interest and
 extraordinary item.........    55,167    49,972    25,092    15,585    26,453
Provision for income taxes..    19,308    17,127     7,763     4,881     7,000
                              --------  --------  --------  --------  --------
Income before minority
 interest and extraordinary
 item.......................    35,859    32,845    17,329    10,704    19,453
Minority interest in
 (income) loss of joint
 ventures...................       903       687       (59)      158    (1,452)
                              --------  --------  --------  --------  --------
Income before extraordinary
 item.......................    36,762    33,532    17,270    10,862    18,001
Extraordinary item..........   (22,242)      --        --        --        --
                              --------  --------  --------  --------  --------
Net income..................  $ 59,004  $ 33,532  $ 17,270  $ 10,862  $ 18,001
                              ========  ========  ========  ========  ========
Basic earnings per share
 before extraordinary item..  $   2.44  $   2.21  $   1.13  $   0.71  $   1.16
Diluted earnings per share
 before extraordinary item..  $   2.37  $   2.15  $   1.09  $   0.69  $   1.12
Basic weighted average
 shares outstanding.........    15,101    15,180    15,299    15,293    15,493
Diluted weighted average
 shares outstanding.........    15,520    15,612    15,780    15,734    16,143

                                                      AS OF MARCH 31, 2000
                                                --------------------------------
                                                               AS ADJUSTED
                                                         -----------------------
                                                             THIS        BOTH
                                                 ACTUAL  OFFERING ONLY OFFERINGS
                                                -------- ------------- ---------
                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................... $ 29,588   $120,050    $117,650
Working capital................................   33,452    123,914     121,514
Property and equipment.........................  392,781    392,781     392,781
Total assets...................................  564,052    654,514     654,514
Long-term borrowings...........................    2,408      2,408     102,408
Long-term borrowings, related parties..........  112,000    100,000         --
Stockholders' equity...........................  302,826    393,288     393,288

                                 RISK FACTORS

   You should carefully consider the following risks before making an investment decision. The risks described below are not the only ones that we face. Our business, operating results or financial condition could be materially adversely affected by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should also refer to the other information included or incorporated by reference in this prospectus, including our financial statements and related notes.

Our Operations Are Dependent on the Activities of Semiconductor Manufacturers

   Substantially all of our sales are derived from semiconductor manufacturers. Downturns in the semiconductor industry could lead to a decrease in the demand for photomasks. The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times. Our investment in new facilities and equipment is based, in part, on the announced expansion plans of the semiconductor industry. From time to time, the semiconductor industry has developed more slowly than originally anticipated. A lack of development in the semiconductor industry in a location in which we operate or establish new facilities could have a material adverse effect on our business.

   The demand for photomasks may decrease, even when there is growth in the demand for semiconductors, due to the following factors:

  . Changes in semiconductor designs or applications, such as a reduction in customization or an increase in standardization;

  .  A reduction in design complexity;

  .  Other technological and manufacturing advances; or

  .  A slowdown in the introduction of new semiconductor designs.

Our Financial Results May Be Affected by Factors Outside of Our Control

   Our quarterly and annual operating results are affected by a wide variety of factors that could adversely affect sales or profitability or lead to significant variability of our operating results. Since our business is characterized by short-term orders and shipment schedules without a significant backlog for products, substantially all of our sales in any quarter are dependent upon orders received during that quarter, which limits our ability to respond to a changing business environment. In addition, our operating results could be affected by the following factors:

  .  Competitive and customer-driven pricing pressures;

  .  Changes in the mix of products sold;

  .  Volume of orders shipped;

  .  Market acceptance of our products and our customers' products;

  .  Our ability to meet increasing demand and delivery schedules;

  .  Fluctuations in manufacturing yields;

  .  Fluctuations in currency exchange rates;

  .  Cyclical semiconductor industry conditions;

  .  Our access to advanced process technologies; and

  .  The timing and extent of product and process development costs.

   Moreover, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls due to the need to make ongoing and significant capital investments. As a result of the foregoing factors, we may experience material adverse fluctuations in our future operating results on a quarterly or annual basis. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period.

We May Not Obtain Sufficient Capital to Fund Our Needs

   We will need to continue to make significant capital expenditures to expand our operations and to enhance our manufacturing capability in order to keep pace with rapidly changing technologies. Based on our current operating plans, we will require external financing from time to time to fund our capital expenditures. We cannot assure you that we will be able to obtain the additional capital required on reasonable terms, or at all, or that any such expansion or lack of capital will not have a material adverse effect on our business and results of operations, particularly during the start-up phase of new operations.

Our Operating Results Will Be Adversely Affected by Under-Utilized Production Capacity

   Our operations require us to incur significant fixed costs. Accordingly, increases and decreases in sales volume significantly affect our operating profits when our production capacity is not fully utilized. We anticipate that our operating costs will increase as we add capacity to position us for future growth. Our results of operations could be adversely affected to the extent that such capacity is not utilized.

We May Be Unable to Effectively Manage the Expansion of Our Manufacturing Operations

   We recently completed construction of, and are presently equipping, a photomask production facility in Singapore, which is undergoing customer qualification procedures, and we intend to relocate our recently acquired operations in Corbeil-Essonnes, France to a new facility. In addition, we regularly establish new production lines or move existing production lines within a given plant or among different plants. If we do not adequately manage these changes and improvements, the productivity of our plants will suffer, which could cause us to lose sales or customers.

Rapid Technological Change Could Render Our Products Obsolete

   Rapid technological change and new product introductions and enhancements characterize the photomask and semiconductor industries. In particular, as semiconductor pattern sizes continue to decrease, the demand for more technologically advanced photomasks is likely to increase. We believe we must continue to enhance our existing products and to develop and manufacture new products and upgrades with improved capabilities to satisfy this anticipated demand. Our inability to anticipate, respond to or utilize changing technologies could have a material adverse effect on our business and results of operations.

   Technological advances achieved by a competitor or a customer could lead to the commercial availability of alternate methods of transferring circuit designs onto semiconductor wafers without the use of photomasks. These alternatives, including direct-write lithography, could have a material adverse effect on our results of operations or financial position. Direct-write lithography writes the circuit pattern directly onto the semiconductor wafer without the use of a photomask. Although this direct-write method is currently too slow for high-volume, commercial device manufacturing, a significant advance in this technology or other technologies which transfer circuit designs without the use of photomasks would have a material adverse effect on our business and results of operations.

   In addition, changes in semiconductor designs, such as field-programmable gate arrays, application-specific standard products and other semiconductor designs that displace application-specific integrated circuits, could reduce photomask unit volumes in the future. Such a reduction in volumes could decrease our revenues from photomask sales.

OUR MARKET IS HIGHLY COMPETITIVE AND SUBJECT TO PRICING PRESSURES

   The photomask industry is highly competitive, and most of our customers use more than one photomask supplier. Our significant competitors include other merchant manufacturers of photomasks, including:

  .  Dai Nippon Printing;

  .  Hoya Corporation;

  .  Photronics, which recently acquired Align-Rite and PSMC; and

  .  Toppan Printing Company.

   Our competitors can be expected to continue to develop and introduce new and enhanced products, any of which could cause a decline in market acceptance of our products or a reduction in our prices as a result of intensified price competition. We also compete with captive photomask operations. Beginning in the mid-1980's, a trend developed toward the divestiture or closing of captive photomask operations by semiconductor manufacturers. We cannot assure you that this trend will continue or that it will not reverse, thereby reducing the demand for photomasks produced by merchant photomask suppliers like us and increasing competition to the extent excess capacity is used to supply non-captive needs. In particular, as photomasks continue to reemerge as a critical and enabling technology in the semiconductor manufacturing process, we cannot be certain that semiconductor manufacturers will not form new captive operations to ensure that their photomask needs are met, particularly for advanced and leading-edge photomasks. Certain of our competitors may have greater financial, technical, marketing and other resources, each of which could provide them with a competitive advantage over us. In particular, recent widespread consolidation in the photomask industry, particularly in Japan, has enhanced the remaining companies' strength as competitors.

   Our ability to compete in the photomask market is primarily based on:

  .  Product quality;

  .  Delivery to schedule performance;

  .  Pricing;

  .  Technical capabilities;

  .  Location and capacity of manufacturing facilities; and

  .  Technical service.

   We recently announced the first general price increase on all of our products in our history. We cannot assure you that the price increase will not cause us to lose customers or market share to our competitors or otherwise have a material adverse effect on our financial results.

OUR INTERNATIONAL OPERATIONS PRESENT SPECIAL RISKS

   Approximately 40% of our sales in fiscal 1999 and in the nine months ended March 31, 2000 were derived from sales in non-U.S. markets. We expect sales from non-U.S. markets to continue to represent a significant portion of our total sales. Our non-U.S. operations are subject to certain risks inherent in conducting business abroad, including:

  .  Price and currency exchange controls;

  .  Fluctuations in the relative values of currencies;

  .  Restrictive governmental actions; and

  .  Difficulties in managing a global enterprise.

   Changes in the relative values of currencies occur from time to time and may, in certain instances, have a material effect on our results of operations. Our financial statements reflect remeasurement of items denominated in non-U.S. currencies to U.S. dollars, our functional currency. We monitor our exchange rate exposure and attempt to reduce this exposure by hedging through forward contracts. We cannot be certain that these forward contracts or any other hedging activity will be available or adequate to eliminate, or even mitigate, the impact of our exchange rate exposure. Further, we cannot assure you that these risks will not have a material adverse impact on our liquidity and results of operations in the future.

OUR OPERATING RESULTS ARE INFLUENCED BY THE PERFORMANCE OF ASIAN ECONOMIES

   In recent years, Asian economies have been highly volatile and recessionary, resulting in significant fluctuations in local currencies and other instabilities. These instabilities may continue or worsen, which could have a material adverse impact on our financial position and results of operations, as approximately 21% of our sales in fiscal 1999 and approximately 22% in the nine months ended March 31, 2000 were derived from this region. Our exposure to the business risks presented by Asian economies will increase to the extent that we continue to expand our operations in that region.

WE FACE RISKS ASSOCIATED WITH MANUFACTURING DIFFICULTIES

   Our complex manufacturing processes require the use of expensive and technologically sophisticated equipment and materials and are continuously modified in an effort to improve manufacturing yields and product quality. Minute impurities or other difficulties in the manufacturing process can lower manufacturing yields and make products unmarketable. Moreover, manufacturing leading-edge photomasks is relatively more complex and time-consuming than manufacturing high-volume, less advanced photomasks, and may lead to general delays in the manufacturing of all levels of photomasks. We have, on occasion, experienced manufacturing difficulties and capacity limitations that have delayed our ability to deliver products within the time frames contracted for by our customers. We cannot assure you that we will not experience these or other manufacturing difficulties, or be subject to increased costs or production capacity constraints in the future, any of which could result in a loss of customers or could otherwise have a material adverse effect on our business and results of operations.

OUR PRODUCTION FACILITIES COULD BE DAMAGED OR DISRUPTED BY A NATURAL DISASTER, LABOR STRIKE, WAR OR POLITICAL UNREST

   A number of our facilities are in seismically active areas. Although we have obtained property damage and business interruption insurance, a major catastrophe such as an earthquake or other natural disaster at any of our sites, or political unrest, war, labor strikes or work stoppages in any of the areas where we conduct operations, could result in a prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in shipments of our products and the loss of sales and customers, and we do not know whether our insurance would adequately compensate us for any of these events.

WE DEPEND ON A FEW SIGNIFICANT CUSTOMERS

   Our ten largest customers, in the aggregate, accounted for more than 60% of our sales in both fiscal 1999 and the nine months ended March 31, 2000. Our two largest customers, in the aggregate, accounted for approximately 21% of our sales in fiscal 1999. All of these customers are in the semiconductor industry. The loss of, or a significant reduction of orders from, any of these customers could have a material adverse effect on our results of operations. While we believe we have strategic relationships with a number of our customers, our customers place orders on an as-needed basis and generally can change their suppliers without penalty. In addition, recently there has been a trend toward outsourcing semiconductor manufacturing to foundries. To the extent we do not have a strategic relationship with these foundries, this trend could have a material adverse effect on our business and results of operations.

WE DEPEND ON A LIMITED NUMBER OF EQUIPMENT MANUFACTURERS

   We rely on a limited number of photomask equipment manufacturers to develop and supply the equipment we use. These equipment manufacturers currently require lead times of approximately 10 to 14 months between the order and the delivery of certain photomask imaging and inspection equipment. The failure of such manufacturers to develop or deliver such equipment on a timely basis could have a material adverse effect on our business and results of operations. In addition, the manufacturing equipment necessary to produce advanced photomasks could become prohibitively expensive.

WE DEPEND ON A LIMITED NUMBER OF RAW MATERIALS SUPPLIERS

   We have a limited number of long-term supply agreements with our raw materials suppliers. In addition, we have historically relied primarily on a limited number of suppliers for the quartz plates used in the manufacture of photoblanks, which are a key component in the manufacture of photomasks. Any disruption in our supply relationships or increases in prices, particularly related to quartz plates, could result in delays or reductions in product shipments by us or increases in product costs that could have a material adverse effect on our business and operating results. In the event of such a disruption, we cannot assure you that we could develop alternative sources within reasonable time frames, or if developed, that these sources would provide supplies or equipment at prices comparable with those charged by our suppliers before the disruption.

WE DEPEND ON A LIMITED NUMBER OF MANAGEMENT AND TECHNICAL PERSONNEL

   Our continued success depends, in part, upon key managerial, engineering and technical personnel as well as our ability to continue to attract and retain additional personnel. In the past, certain key personnel have left us to pursue other opportunities. The loss of certain key personnel could have a material adverse effect on our business or results of operations. There can be no assurance that we can retain our key managerial, engineering and technical employees. Our growth may be dependent on our ability to attract new highly skilled and qualified personnel. There can be no assurance that our recruiting efforts to attract and retain these personnel will be successful.

WE RECENTLY HIRED NEW CHIEF EXECUTIVE AND FINANCIAL OFFICERS, AND OUR SUCCESS DEPENDS ON THEIR ABILITY TO LEARN OUR BUSINESS AND INTEGRATE WITH THE EXISTING MANAGEMENT TEAM

   We hired Peter S. Kirlin, our Chairman of the Board and Chief Executive Officer, in May 2000, and Gerd Stoecker, our Executive Vice President--Finance and Chief Financial Officer, in June 2000. Our business may suffer if these new executives do not quickly learn our business and successfully integrate with the existing members of our senior management.

E. I. DU PONT DE NEMOURS AND COMPANY HAS SIGNIFICANT INFLUENCE ON ALL STOCKHOLDER VOTES

   After this offering, DuPont will own approximately 35.5% of our outstanding common stock, or approximately 32.7% if the underwriters exercise their over-allotment option in full. As a result, DuPont will continue to have significant influence on most matters submitted to our stockholders, including proposals regarding:

  . Any merger, consolidation or sale of all or substantially all of our assets;

  .  Electing the members of our board of directors; and

  .  Preventing or causing a change in control of our company.

WE MUST INTEGRATE AND MANAGE OUR RECENT ACQUISITIONS AND JOINT VENTURES

   From time to time, we have made various acquisitions and entered into joint venture arrangements intended to complement or expand our business. For example, we recently entered into a joint venture with UMC Group to manufacture photomasks, acquired IBM's European photomask manufacturing operations and extended through 2002 the DPI Reticle Technology Center, our photomask development joint venture with Advanced Micro Devices, Micron Technology and Motorola. The success of these transactions will depend on our ability to:

  .  Integrate acquired production equipment with our operations;

  .  Attract, train and retain additional personnel;

  .  Utilize any resulting additional production capacity; and

  .  Cooperate with our joint venture partners.

   The success of any joint venture will also depend on our ability to achieve cooperation with each joint venture partner. We may encounter difficulties in integrating acquired assets with our operations and managing any joint ventures. Furthermore, we may not realize the benefits we anticipated when we entered into these transactions. Any of the foregoing could have a material adverse effect on our business and results of operations.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH FUTURE ACQUISITIONS OR JOINT VENTURES

   We may in the future pursue acquisitions of businesses, products and technologies, or enter into joint venture arrangements, that could complement or expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired business, product or technology could require us to incur significant costs and cause diversion of management's time and resources. Future acquisitions by us could result in the following consequences:

  .  Dilutive issuances of equity securities;

  .  Incurrence of debt and contingent liabilities;

  .  Amortization of goodwill and other intangibles;

  .  Research and development write-offs; and

  .  Other acquisition-related expenses.

   Further, we cannot be certain that any acquired business, product or technology will be successfully integrated with our operations or that we will receive the intended benefits of any acquisitions or joint ventures.

WE MAY BE UNABLE TO ENFORCE OR DEFEND OUR OWNERSHIP AND USE OF PROPRIETARY TECHNOLOGY

   We believe that the success of our business depends more on our proprietary technology, information and processes and know-how than on patents or trademarks. Much of our proprietary information and technology relating to manufacturing processes is not patented and may not be patentable. We cannot assure you that:

  .  We will be able to adequately protect our technology;

  .  Competitors will not independently develop similar technology;

  . The claims allowed on any patents we hold will be sufficiently broad to protect our technology; or

  . Foreign intellectual property laws will adequately protect our intellectual property rights.

   We may become the subject of infringement claims or legal proceedings by third parties with respect to current or future products or processes. Any such claims or litigation, with or without merit, to enforce or protect our intellectual property rights or to defend our company against claimed infringement of the rights of others could result in substantial costs, diversion of resources and product shipment delays or could force us to enter into royalty or license agreements rather than dispute the merits of these claims. Any of the foregoing could have a material adverse effect on our business, results of operations and financial position.

WE MAY BE UNPREPARED FOR CHANGES IN ENVIRONMENTAL LAWS AND REGULATIONS

   We are subject to numerous environmental laws and regulations which impose various environmental controls on, among other things, the discharge of pollutants into the air and water and the handling, use, storage, disposal and clean-up of solid and hazardous wastes. Changes in these laws and regulations may have a material adverse effect on our financial position and results of operations. Any failure by us to adequately comply with such laws and regulations could subject us to significant future liabilities.

WE FACE UNCERTAINTY IMPLEMENTING A NEW GLOBAL INFORMATION SYSTEM

   We are in the process of implementing a new enterprise-wide software system that replaces our existing manufacturing information systems. We cannot assure you that this conversion will be successful or that it will yield benefits to us. In addition, the implementation of this system could cause a short-term disruption of our business processes.

OUR MARKET PRICE IS VOLATILE

   The market price of our common stock has been and can be expected to be significantly affected by factors such as:

  .  Quarterly variations in our results of operations;

  . Announcements of new products or product enhancements by us, our competitors or our customers;

  .  Technological innovations by us or our competitors;

  . Changes in earnings estimates or buy/sell recommendations by financial analysts;

  .  The operating and stock price performance of comparable companies; and

  . General market conditions or market conditions specific to particular industries.

   In particular, the stock prices for many companies in the technology sector have experienced wide fluctuations that have often been unrelated to the operating performance of such companies. Such fluctuations may adversely affect the market price of our common stock.

OUR STOCK PRICE MAY BE AFFECTED WHEN ADDITIONAL SHARES ARE SOLD

   If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. Such sales might make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate. After this offering, DuPont will beneficially own approximately 6.1 million shares of our common stock. DuPont has advised us that it expects to continue to reduce its ownership interest in our company over time, subject to prevailing market conditions. We have granted DuPont certain rights with respect to the registration of shares of our common stock held by DuPont, including the right to require that we register under the Securities Act of 1933 the sale of all or part of the shares it holds, and to include such shares in a registered offering of securities by us.

   We, our directors and executive officers and DuPont have each entered into certain lock-up restrictions in which each agrees that, in general, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, each will not, during the period ending 90 days after the date of this prospectus, sell or agree to sell, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, other than the proposed convertible subordinated notes and pursuant to our stock performance plans. Following the expiration of these lock-up restrictions, all of the shares held by those persons will be eligible for immediate sale in the public market, subject in some cases to compliance with the volume and manner of sale requirements of Rule 144 under the Securities Act of 1933.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS HAVE ANTI-TAKEOVER PROVISIONS

   Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. The combination of these provisions may inhibit a non-negotiated merger or other business combination.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve substantial risks and uncertainties, such as statements concerning:

  .  Industry trends;

  .  Customer demand for photomasks;

  .  Growth and future operating results;

  .  Developments in our markets and strategic focus;

  . Expansion of and enhancements to our manufacturing facilities and product offerings;

  .  Customer benefits attributable to our products;

  . Potential acquisitions and joint ventures and the integration of acquired businesses;

  .  Technologies and operations;

  .  Strategic relationships with third parties; and

  .  Future economic, business and regulatory conditions.

   You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

   Assuming a public offering price of $76 per share, we will receive approximately $102.4 million from our sale of 1,422,222 shares of common stock in this offering, net of estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by DuPont.

   We currently intend to use approximately $50 million of the net proceeds to us from this offering to repay all amounts outstanding under one of our two $100 million credit facilities with DuPont. As of March 31, 2000, approximately $12 million was outstanding under that facility, bearing interest at LIBOR plus 0.25% per annum (or 6.139% as of March 31, 2000), and maturing in September 2001. We subsequently borrowed an additional approximately $38 million through June 23, 2000 under that facility.

   In addition, if we complete the concurrent note offering, we currently intend to use approximately $2.4 million of the net proceeds to us of this offering, together with all of the net proceeds of the note offering, to repay all of the amounts outstanding under and terminate our other $100 million credit facility with DuPont. As of March 31, 2000, approximately $100 million was outstanding under that facility, bearing interest at 0.25% per annum and maturing in March 2002. We expect to use any remaining net proceeds to us from this offering for general corporate purposes, including potential acquisitions, working capital and capital expenditures. Pending such uses, we intend to invest the net proceeds in investment-grade, fixed-income securities.

                                DIVIDEND POLICY

   We have not paid any dividends on our capital stock and do not intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings to finance future growth of our business. Future dividends, if any, will be determined by our board of directors.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is quoted on the Nasdaq National Market under the symbol "DPMI." The following table sets forth, for the fiscal periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                                High      Low
                                                              --------- --------
      Year Ended June 30, 1998:
        First Quarter........................................ $74 1/8   $46 3/4
        Second Quarter.......................................  72 7/8    27 3/4
        Third Quarter........................................  47 7/8    25 3/8
        Fourth Quarter.......................................  58        28 7/8
      Year Ended June 30, 1999:
        First Quarter........................................ $38 1/2   $19 3/4
        Second Quarter.......................................  43 7/8    16 7/8
        Third Quarter........................................  51 1/4    36 1/2
        Fourth Quarter.......................................  50 3/4    36
      Year Ending June 30, 2000:
        First Quarter........................................ $56 1/2   $39
        Second Quarter.......................................  70 15/16  40 9/16
        Third Quarter........................................  74 1/2    41 9/16
        Fourth Quarter (through June 23, 2000)...............  81 1/4    45 1/16

   On June 23, 2000, the reported last sale price of our common stock on the Nasdaq National Market was $76 per share.

                                CAPITALIZATION

   The following table sets forth our capitalization as of March 31, 2000:

  .  On an actual basis;

  . As adjusted to reflect the sale of 1,422,222 shares of common stock by us in this offering at an assumed public offering price of $76 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

  . As adjusted to reflect both the sale of common stock in this offering by us and the sale of $100 million of convertible subordinated notes by us in the concurrent offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, but excluding the effect of any conversion of the notes into shares of our common stock.

   We cannot be certain that the note offering will be completed. This table should be read in conjunction with our financial statements and related notes and the other financial information included or incorporated by reference in this prospectus.

                                                       AS OF MARCH 31, 2000
                                                    ---------------------------
                                                                AS ADJUSTED
                                                             ------------------
                                                               THIS
                                                             OFFERING   BOTH
                                                     ACTUAL    ONLY   OFFERINGS
                                                    -------- -------- ---------
                                                    (IN THOUSANDS, EXCEPT SHARE
                                                               DATA)
Other accrued liabilities.......................... $ 29,190 $ 29,190 $ 29,190
Short-term borrowings..............................    4,701    4,701    4,701
Long-term borrowings:
   % convertible subordinated notes due 2004.......      --       --   100,000
  DuPont credit facilities.........................  112,000  100,000      --
  Other............................................    2,408    2,408    2,408
                                                    -------- -------- --------
Total long-term borrowings.........................  114,408  102,408  102,408
Stockholders' equity:
  Common stock, $.01 par value; 100,000,000 shares
   authorized; 15,687,438 shares issued and
   outstanding, actual; 17,109,660 shares issued
   and outstanding, as adjusted for this offering
   only and for both offerings.....................      157      171      171
  Additional paid-in capital.......................  174,862  277,310  277,310
  Retained earnings................................  127,807  127,807  127,807
                                                    -------- -------- --------
Total stockholders' equity.........................  302,826  405,288  405,288
                                                    -------- -------- --------
Total capitalization............................... $451,125 $541,587 $541,587
                                                    ======== ======== ========

                            SELECTED FINANCIAL DATA

   The following tables set forth our selected financial data. The data for each of the years ended June 30, 1997, 1998 and 1999 and as of June 30, 1998 and 1999 have been derived from audited financial statements appearing elsewhere in this prospectus. The data for each of the years ended June 30, 1995 and 1996 and as of June 30, 1995, 1996 and 1997 have been derived from audited financial statements not included in this prospectus. The data as of March 31, 2000 and for the nine months ended March 31, 1999 and 2000 have been derived from unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the result for the unaudited periods. The results for the nine months ended March 31, 2000 are not necessarily indicative of results to be expected for the full fiscal year. The following data should be read in conjunction with the financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus.

                                                                            NINE MONTHS ENDED
                                      YEAR ENDED JUNE 30,                       MARCH 31,
                          ------------------------------------------------  ------------------
                            1995      1996      1997      1998      1999      1999      2000
                          --------  --------  --------  --------  --------  --------  --------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Sales...................  $161,514  $213,415  $261,185  $271,591  $264,015  $190,031  $234,673
Cost of goods sold......   120,512   142,200   163,319   179,369   187,427   135,897   163,866
Selling, general and ad-
 ministrative expense...    21,803    25,167    31,611    29,509    33,944    24,552    28,143
Research and development
 expense................     8,777     9,162    12,372    12,714    16,835    12,306    16,497
                          --------  --------  --------  --------  --------  --------  --------
Operating profit
 (loss).................    10,422    36,886    53,883    49,999    25,809    17,276    26,167
Other income (expense)..    (6,464)   (7,964)    1,284       (27)     (717)   (1,691)      286
                          --------  --------  --------  --------  --------  --------  --------
Income (loss) before in-
 come taxes, minority
 interest and extraordi-
 nary item..............     3,958    28,922    55,167    49,972    25,092    15,585    26,453
Provision for income
 taxes..................       --      2,678    19,308    17,127     7,763     4,881     7,000
                          --------  --------  --------  --------  --------  --------  --------
Income (loss) before mi-
 nority interest and ex-
 traordinary item.......     3,958    26,244    35,859    32,845    17,329    10,704    19,453
Minority interest in
 (income) loss of joint
 ventures...............       161       660       903       687       (59)      158    (1,452)
                          --------  --------  --------  --------  --------  --------  --------
Income (loss) before ex-
 traordinary item.......     4,119    26,904    36,762    33,532    17,270    10,862    18,001
Extraordinary item......       --        --    (22,242)      --        --        --        --
                          --------  --------  --------  --------  --------  --------  --------
Net income (loss).......  $  4,119  $ 26,904  $ 59,004  $ 33,532  $ 17,270  $ 10,862  $ 18,001
                          ========  ========  ========  ========  ========  ========  ========
Basic earnings (loss)
 per share before ex-
 traordinary item.......  $   0.39  $   2.51  $   2.44  $   2.21  $   1.13  $   0.71  $   1.16
Diluted earnings (loss)
 per share before ex-
 traordinary item.......  $   0.39  $   2.50  $   2.37  $   2.15  $   1.09  $   0.69  $   1.12
Basic weighted average
 shares outstanding.....    10,500    10,727    15,101    15,180    15,299    15,293    15,493
Diluted weighted average
 shares outstanding.....    10,500    10,743    15,520    15,612    15,780    15,734    16,143

                                         AS OF JUNE 30,                  AS OF
                          -------------------------------------------- MARCH 31,
                            1995     1996     1997     1998     1999     2000
                          -------- -------- -------- -------- -------- ---------
                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equiva-
 lents..................  $  8,412 $ 20,179 $ 51,351 $ 19,688 $ 61,311 $ 29,588
Working capital.........    16,405   34,458   66,082   33,052   71,134   33,452
Property and equipment..   113,124  123,048  162,310  244,650  312,240  392,781
Total assets............   171,701  227,893  291,579  351,979  480,406  564,052
Long-term borrowings....     4,265    9,324   10,473    7,519    4,659    2,408
Long-term borrowings,
 related parties........   125,570      --       --     9,000  100,000  112,000
Stockholders' equity....       --   164,614  215,897  252,957  274,301  302,826

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

   We are one of the largest photomask manufacturers in the world. We sell our products to over 200 customers in 20 different countries. Essentially all of our sales are to customers in the semiconductor manufacturing industry. We manufacture a broad range of photomasks based on customer-supplied design data. We also manufacture photoblanks and pellicles, the principal components of photomasks, primarily for internal consumption. We operate globally with established manufacturing facilities in North America, Europe and Asia.

   Photomask manufacturing operations are capital intensive. Accordingly, at a given threshold of manufacturing capacity, a high proportion of our operating costs are fixed and remain relatively constant as sales volume increases or decreases. To the extent that we have under-utilized production capacity, operating profit increases or decreases significantly as sales volume increases or decreases.

   In fiscal 1998 and 1999, our operating costs on an absolute basis increased more than our sales. During that period, the photomask industry was suffering from the effects of the semiconductor industry's prolonged recession. At the same time, we continued to invest aggressively in capability and capacity, including investment in Asia to solidify our position in the fastest growing photomask region in the world. As a result, our operating margin declined. We anticipate that our operating costs will continue to increase as we add capacity to position ourselves for future growth. If our sales growth does not keep pace with increases in operating costs, our operating margin will decline further. During the first three quarters of fiscal 2000, we experienced an increase in photomask orders compared to the first three quarters of fiscal 1999. In addition, the percentage of product orders generated from leading edge design rules (0.25-micron and below) has increased significantly during that same time. Also, we recently announced the first general price increase on all of our products in our history. We cannot assure you that the price increase will not cause us to lose customers or market share to competitors or otherwise have a material adverse effect on our financial results.

RESULTS OF OPERATIONS

   The following table sets forth selected financial information expressed as a percentage of sales for the periods indicated.

                                         YEAR ENDED JUNE       NINE MONTHS
                                               30,           ENDED MARCH 31,
                                        -------------------  ----------------
                                        1997   1998   1999    1999     2000
                                        -----  -----  -----  -------  -------
Sales.................................. 100.0% 100.0% 100.0%   100.0%   100.0%
Cost of goods sold.....................  62.6   66.0   71.0     71.5     69.8
Selling, general and administrative
 expense...............................  12.1   10.9   12.8     12.9     12.1
Research and development expense.......   4.7    4.7    6.4      6.5      7.0
                                        -----  -----  -----  -------  -------
Operating profit.......................  20.6   18.4    9.8      9.1     11.1
Other income (expense).................   0.5    --    (0.3)    (0.9)     0.1
                                        -----  -----  -----  -------  -------
Income before income taxes, minority
 interest and extraordinary item.......  21.1   18.4    9.5      8.2     11.2
Provision for income taxes.............   7.4    6.3    3.0      2.6      3.0
                                        -----  -----  -----  -------  -------
Income before minority interest and
 extraordinary item....................  13.7   12.1    6.5      5.6      8.2
Minority interest in (income) loss of
 joint ventures........................   0.4    0.2    --       0.1     (0.6)
                                        -----  -----  -----  -------  -------
Income before extraordinary item.......  14.1   12.3    6.5      5.7      7.6
Extraordinary item.....................  (8.5)   --     --       --       --
                                        -----  -----  -----  -------  -------
Net income.............................  22.6%  12.3%   6.5%     5.7%     7.6%
                                        =====  =====  =====  =======  =======

   NINE MONTHS ENDED MARCH 31, 2000 COMPARED TO NINE MONTHS ENDED MARCH 31,
   1999

   Sales. Sales are comprised primarily of photomask sales to semiconductor manufacturers. Sales increased 23.5% from $190.0 million in the nine months ended March 31, 1999 to $234.7 million in the nine months ended March 31, 2000. Sales in North America, Europe and Asia increased from $111.1 million, $39.5 million and $39.4 million, respectively, in the nine months ended March 31, 1999 to $139.5 million, $42.6 million and $52.7 million, respectively, in the nine months ended March 31, 2000. Fees of $2.5 million from the licensing of intellectual property related to photomask technology represented 5.6% of the increase in sales in the nine months ended March 31, 2000. Increased average selling price and increased unit volume both also contributed to the increase in sales during the nine months ended March 31, 2000. Unit volume increases represented approximately 60% of the increase in sales in the nine months ended March 31, 2000. Average selling price increases represented the rest of the increase in sales in the nine months ended March 31, 2000. We continue to experience an increase in demand for advanced photomasks, those with design technology of 0.25 micron and below, which for the quarter ended March 31, 2000, represented approximately 47% of our total sales. This shift in demand reflects what we believe to be a continued trend toward higher utilization of complex semiconductor devices with finer line widths.

   Cost of Goods Sold. Cost of goods sold consists of material, labor, depreciation and overhead. Cost of goods sold increased 20.6% from $135.9 million in the nine months ended March 31, 1999 to $163.9 million in the nine months ended March 31, 2000. The increase resulted primarily from higher costs associated with increased manufacturing capacity. As we add capacity to position ourselves for future growth, we will incur additional costs related to new facilities and costs related to capacity expansions at existing facilities. As a percentage of sales, cost of goods sold decreased from 71.5% in the nine months ended March 31, 1999 to 69.8% in the nine months ended March 31, 2000, primarily due to improved utilization of capacity.

   Selling, General and Administrative Expense. Selling, general and administrative expense includes salaries of sales personnel, marketing expense, general and administrative expense and product distribution expense. Selling, general and administrative expense increased 14.6% from $24.6 million in the nine months ended March 31, 1999 to $28.1 million in the nine months ended March 31, 2000. The increases are primarily the result of increased costs related to new facilities and initiatives, partially offset by regularized incentive compensation expense. Selling, general and administrative expense as a percentage of sales decreased from 12.9% in the nine months ended March 31, 1999 to 12.0% in the nine months ended March 31, 2000, primarily due to higher sales. We anticipate that selling, general and administrative expense will increase in absolute dollars as we add personnel in anticipation of additional growth in sales and our business generally.

   Research and Development Expense. Research and development expense consists primarily of employee costs, cost of material consumed, depreciation, engineering related costs and our share of costs of the DPI Reticle Technology Center. Research and development expense increased 34.1% from $12.3 million in the nine months ended March 31, 1999 to $16.5 million in the nine months ended March 31, 2000. Research and development expense as a percentage of sales increased from 6.5% in the nine months ended March 31, 1999 to 7.0% in the nine months ended March 31, 2000. The increase was due primarily to increased focus on research and development at our facility in Ichon, Korea and our joint venture participation with Advanced Micro Devices, Micron Technology and Motorola in the DPI Reticle Technology Center, which was formed to develop advanced photomask technology and fabricate leading-edge photomasks. We believe that, through our participation in the DPI Reticle Technology Center, we will be able to help meet the future technology needs of the semiconductor industry for advanced photomasks. We anticipate that research and development expense will continue to increase in absolute dollars in the future reflecting our strategy of advancing our technological leadership. However, there can be no assurance that such expenditures will enable us to develop new technologies or to maintain our technological leadership.

   Other Income (Expense). Other income (expense) includes interest expense, interest income and exchange gains and losses. Other income (expense) was ($1.7 million) in the nine months ended March 31, 1999 and $0.3 million in the nine months ended March 31, 2000. The decrease relates primarily to lower interest expense on our credit agreement discussed below.

   Provision for Income Taxes. Our tax expense has been determined in accordance with SFAS 109 and is based on the statutory rates in effect in the countries in which we operate. Our effective tax rate was 31% for the nine months ended March 31, 1999. Our effective tax rate was 28% for the nine months ended March 31, 2000. Our effective tax rate varied from the maximum statutory rate primarily because certain of our operations in Asia are subject to government granted tax exemptions.

   Minority Interest in (Income) Loss of Joint Ventures. The minority interest impact of our joint ventures was ($1.5 million) for the nine months ended March 31, 2000. Minority interest reflects the partners' share of the earnings or loss of the joint venture operations. The minority interest impact of our joint ventures increased from a loss of $158,000 in the nine months ended March 31, 1999 to income of ($1.5 million) in the nine months ended March 31, 2000. Minority interest reflects the partners' share of joint venture operations of the Shanghai, China and Hsinchu, Taiwan facilities. The increase relates to the impact of our Taiwan operations, which commenced in January 1999.

   YEAR ENDED JUNE 30, 1999 COMPARED TO YEAR ENDED JUNE 30, 1998

   Sales. Sales decreased 2.8% from $271.6 million in 1998 to $264.0 million in 1999. From 1998 to 1999, sales increased in North America from $152.2 million to $157.4 million, sales decreased in Europe from $67.0 million to $51.8 million and sales increased in Asia from $52.4 million to $54.8 million. Competitive pricing pressure was offset by increased unit volume during this period. Europe's sales decrease was primarily due to significant price erosion associated with competitive pricing pressure. We experienced average selling price decreases of approximately 11% in 1999. Unit volume increased approximately 6% in 1999.

   Cost of Goods Sold. Cost of goods sold increased from $179.4 million in 1998 to $187.4 million in 1999. The increase resulted primarily from higher costs associated with increased manufacturing capacity offset in part by lower costs associated with decreased sales and cost containment initiatives. As a percentage of sales, cost of goods sold increased from 66.0% in 1998 to 71.0% in 1999. The percentage of sales increase was primarily due to margin compression as a result of competitive pricing pressures, costs related to new facilities and costs related to continued capacity expansions at existing facilities.

   Selling, General and Administrative Expense. Selling, general and administrative expense as a percentage of sales increased from 10.9% in 1998 to 12.8% in 1999. In addition, selling, general and administrative expense increased 15.0% from $29.5 million in 1998 to $33.9 million in 1999 as a result of new facilities and initiatives and incentive compensation expense at targeted levels.

   Research and Development Expense. Research and development expense increased from $12.7 million in 1998 to $16.8 million in 1999. The increase was due primarily to increased focus on research and development at our facility in Ichon, Korea and our joint venture participation in the DPI Reticle Technology Center.

   Other Income (Expense). Other income (expense) was negligible in 1998 and ($0.7 million) in 1999. The increase relates primarily to increased interest expense as a result of borrowings drawn on our credit agreement as discussed below.

   Provision for Income Taxes. Our tax expense has been determined in accordance with FAS 109 and is based on the statutory rates in effect in the countries in which we operate. Our effective tax rate was 34% for 1998 and was 31% for 1999.

   Minority Interest in (Income) Loss of Joint Ventures. The minority interest impact of our joint venture manufacturing facilities was $0.7 million in 1998 and was negligible in 1999.

   YEAR ENDED JUNE 30, 1998 COMPARED TO YEAR ENDED JUNE 30, 1997

   Sales. Sales increased 4.0% from $261.2 million in 1997 to $271.6 million in 1998. From 1997 to 1998, sales increased in North America from $145.6 million to $152.2 million, sales increased in Europe from $63.0 million to $67.0 million and sales decreased in Asia from $52.6 million to $52.4 million. A continued increase in the demand for advanced photomasks, which have higher average selling prices, was a primary contributor to the overall increase in sales during these periods. This shift in demand reflects what we believe to be a continued trend toward higher utilization of complex semiconductor devices with finer line widths. Product mix-related average selling price increases contributed approximately one-half of the revenue growth in 1998. The balance of the revenue growth came from increased unit volume. The strength of the U.S. Dollar against the Korean Won, and to a lesser extent, the German Mark and French Franc, adversely impacted sales by approximately $15 million in 1998 and thus adversely impacted sales growth in 1998 as compared to the previous year.

   Cost of Goods Sold. Cost of goods sold increased 9.8% from $163.3 million in 1997 to $179.4 million in 1998 resulting primarily from higher costs associated with increased sales, costs related to new facilities and costs related to continued capacity expansions at existing facilities. As a percentage of sales, cost of goods sold increased from 62.6% in 1997 to 66.0% in 1998. The percentage of sales increase was primarily due to margin compression as a result of the strength of the U.S. Dollar, costs related to new facilities and costs related to continued capacity expansions at existing facilities.

   Selling, General and Administrative Expense. Selling, general and administrative expense as a percentage of sales decreased from 12.1% in 1997 to 10.9% in 1998. Selling, general and administrative expense decreased 6.6% from $31.6 million in 1997 to $29.5 million in 1998 as a result of reductions in discretionary spending including reduced incentive compensation expense.

   Research and Development Expense. Research and development expense increased from $12.4 million in 1997 to $12.7 million in 1998. The increase was due primarily to expenses arising from our joint venture participation in the DPI Reticle Technology Center.

   Other Income (Expense). Interest income was $2.1 million in 1997 and $0.1 million in 1998. Interest income results from short-term investment of our cash balances. Exchange loss consists of net gains and losses resulting from the remeasurement of our accounts denominated in non-U.S. currencies into U.S. Dollars, which is our functional currency. Exchange loss was ($0.8 million) in 1997 compared to ($0.2 million) in 1998 primarily due to fluctuations of the U.S. Dollar against the Korean Won, German Mark and French Franc. Exchange loss is net of the impact of hedging activities designed to reduce exchange rate exposure.

   Provision for Income Taxes. Our tax expense has been determined in accordance with FAS 109 and is based on the statutory rates in effect in the countries in which we operate. Our effective tax rate was 35% in 1997 and was 34% in 1998.

   Minority Interest in (Income) Loss of Joint Ventures. The minority interest impact of our joint venture manufacturing facilities was $0.9 million in 1997 compared to $0.7 million in 1998, reflecting the partners' share of losses from the joint ventures.

   Extraordinary Item. In January 1997, we sold our entire investment in Etec Systems common stock. Aggregate net proceeds from the sale of $39.2 million were used in operations. We realized a $34.2 million pre-tax gain on the sale. The related provision for income taxes was $12.0 million.

LIQUIDITY AND CAPITAL RESOURCES

   Our working capital was $71.1 million at June 30, 1999 and $33.5 million as of March 31, 2000. The decrease in working capital was due principally to lower cash balances resulting from capital expenditures and the December 1999 acquisition from IBM. Cash and cash equivalents were $61.3 million as of June 30, 1999 and $29.6 million as of March 31, 2000. Cash provided by operating activities increased from $31.9 million in the nine months ended March 31, 1999 to $57.2 million in the nine months ended March 31, 2000.

   Cash used in investing activities (capital expenditures and payments for acquisitions) was $104.3 million in the nine months ended March 31, 1999 and $117.0 million in the nine months ended March 31, 2000. Management expects capital expenditures for the remainder of calendar 2000 to be approximately $50 to $70 million. Capital expenditures have been and will be used primarily to expand our manufacturing capacity and advance our technical capability. In addition, we may in the future pursue additional acquisitions of businesses, products and technologies, or enter into other joint venture arrangements, that could complement or expand our business. Any material acquisition or joint venture could result in a decrease to our working capital depending on the amount, timing and nature of the consideration to be paid.

   Cash provided by financing activities was $105.5 million in the nine months ended March 31, 1999 and $28.8 million in the nine months ended March 31, 2000. Pursuant to our credit agreement with DuPont, DuPont originally agreed to provide a credit facility in an aggregate amount of $100.0 million. This credit facility expires in September 2001 and any loans thereunder bear interest at LIBOR plus 0.25% per annum. At our option, advances under this credit facility are convertible into term loans with maturities up to seven years. We have borrowed a maximum of approximately $69 million under this credit facility. As of March 31, 2000, borrowings of $12 million were outstanding under the facility, and borrowings of approximately $50 million were outstanding as of June 23, 2000. In March 1999, we amended our credit agreement with DuPont to add a second credit facility with an additional borrowing capacity of $100.0 million. The second credit facility has a term of three years, and outstanding amounts bear interest at 0.25% per annum for the first two years and LIBOR plus 0.25% per annum for the third year. We have borrowed a maximum of $100.0 million under this second credit facility and, as of March 31 and June 23, 2000, borrowings of $100.0 million were outstanding. The amended credit agreement contains, among other things, covenants restricting our ability to incur additional debt. We intend to use a portion of the net proceeds of this offering to repay all amounts borrowed under the first credit facility. In addition, we intend to use approximately $2.4 million of the net proceeds to us of this offering together with all of the net proceeds of the concurrent note offering to repay all amounts borrowed under and terminate the second credit facility. In consideration for DuPont's agreement to guarantee our obligations under the notes, and in addition to the repayment and termination of the second credit facility, we will amend the first credit facility to increase the interest charged on outstanding amounts from LIBOR plus 0.25% per annum to LIBOR plus 1.875% per annum and terminate our ability to convert outstanding amounts into term loans. If the concurrent note offering is not completed, both credit facilities will remain in place unamended and we do not intend to use any portion of the net proceeds to us of this offering to repay indebtedness under the second credit facility.

   Our ongoing cash requirements will be for capital expenditures, acquisitions, research and development and working capital. We are constructing a new photomask production facility in Corbeil-Essonnes, France. Additionally, we are equipping our new photomask production facility in Singapore, and construction of our photomask production facility in Gresham, Oregon has been delayed indefinitely. If additional capacity is needed, we believe we could complete the Gresham facility within approximately six months. Management believes that cash provided by operations, the DuPont credit agreement and this offering will be sufficient to meet our cash requirements for at least the next 12 months. Thereafter, based on our current operating plans, we may require external financing from time to time to fund our capital expenditure requirements. If this offering is not completed, we may be required to reduce our planned capital expenditures until alternative financing is obtained. Furthermore, there can be no assurance that alternative sources of financing will be available upon expiration of the DuPont credit facilities or if our capital requirements exceed the facilities and cash flow from operations. There can be no assurance that we will be able to obtain any additional financing required to fund our capital needs on reasonable terms, or at all.

OTHER MATTERS

   Changing Accounting Standards. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, with earlier application encouraged. We do not expect that the adoption of SFAS No. 133 will have a material adverse impact on our financial position or results of operations.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 which summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Adoption will be no later than the first fiscal quarter of the fiscal year beginning after December 15, 1999. We are currently evaluating the impact of this Bulletin, but do not expect that its adoption will have a material adverse impact on our financial position or results of operations.

   In April of 2000, the Financial Accounting Standards Board issued Financial Interpretation Number 44, or FIN 44, "Accounting for Certain Transactions involving stock compensation--an interpretation of Accounting Principles Board Opinion No. 25." FIN 44 clarifies the interpretation of Opinion No. 25. We do not expect that the adoption of FIN 44 will have a material adverse impact on our financial position or results of operations.

   Foreign Currency Exposure. Non-U.S. operations are subject to various risks inherent in conducting business abroad, including price and currency exchange controls, fluctuation in the relative values of currencies and restrictive governmental actions. Changes in the relative values of currencies occur from time to time and may, in certain instances, have a material effect on our results of operations. Our financial statements reflect remeasurement of items denominated in non-U.S. currencies to U.S. Dollars, our functional currency. Exchange gains or losses are included in income in the period in which they occur. We monitor our exchange rate exposure and attempt to reduce such exposure by hedging. We have entered into forward contracts in currencies of the countries in which we conduct business in order to reduce such exposure. As of March 31, 2000, we held forward contracts with a notional amount of approximately $9.6 million, a carrying amount of approximately $9.4 million and an unrealized gain of approximately $0.2 million. There can be no assurance that these forward contracts or any other hedging activity will be available or adequate to eliminate, or even mitigate, the impact of our exchange rate exposure. There can be no assurance that these risks will not have a material adverse impact on our liquidity and results of operations in the future.

                                   BUSINESS

Overview

   We are one of the largest photomask manufacturers in the world. Photomasks are high-purity quartz or glass plates containing precision images of integrated circuits and are used as masters by semiconductor manufacturers to optically transfer these images onto semiconductor wafers. Photomasks are a necessary component in the production of semiconductors, and advanced photomask technologies are critical to enabling the manufacture of increasingly complex semiconductor devices. We manufacture a broad range of photomasks based on customer-supplied design data, including photomasks that meet the tightest design specifications required by semiconductor manufacturers today. We sell our products to over 200 customers in 20 different countries. We believe that we are the principal merchant photomask supplier for many of our customers, including Advanced Micro Devices, Agilent Technologies, Hewlett-Packard, Hyundai, IBM, Lucent Technologies, Micron Technology, National Semiconductor, Philips, Samsung, STMicroelectronics, Texas Instruments and UMC Group. We operate globally from 13 manufacturing facilities in North America, Europe and Asia, including two joint venture facilities. We also operate the DPI Reticle Technology Center, LLC, a joint venture facility dedicated to advanced photomask technology development and fabrication of leading-edge photomasks.

Industry Background

   The demand for photomasks is driven largely by increases in the number of semiconductor designs and the complexity of integrated circuits. Integrated circuit designs consist of a series of separate patterns, each of which must be imaged onto a different photomask. The resulting series of photomasks is then used to successively layer the circuit patterns onto the semiconductor wafer. As a result, photomasks are a necessary component in the typical production of semiconductors, and advanced photomask technologies are critical to enabling the manufacture of increasingly complex semiconductor devices. In addition, advanced photomask technologies such as phase shift masks and optical proximity correction masks can extend the optical resolution of existing photolithography equipment, thereby delaying the otherwise significant investment required for new semiconductor manufacturing equipment. Growth in the photomask market has not always correlated with increases in semiconductor sales. According to an industry source, the total worldwide market for photomasks has grown from approximately $1.3 billion in 1995 to approximately $2.1 billion in 1999. We estimate that the photomask market in North America, Europe and non-Japan Asia represented approximately 60% of the worldwide market in 1999.

   Historically, photomasks were generally designed and manufactured internally by semiconductor manufacturers in captive production facilities. Since the mid-1980s, however, the market for merchant photomask manufacturers like us has grown substantially. We estimate that during 1999 merchant photomask sales in North America, Europe and non-Japan Asia were over $700 million. As a result of a number of factors, including the increasing complexity and pace of technological change in the photomask industry, the emergence of reliable merchant photomask manufacturers and a trend by semiconductor manufacturers to focus capital resources on their core business, a number of semiconductor manufacturers have divested their captive photomask operations and chosen to rely on merchant photomask manufacturers for their photomask needs. Some other semiconductor manufacturers who have retained captive photomask operations have turned to merchant manufacturers to produce more technically advanced photomasks rather than invest in new capital equipment. Finally, the increasing capital requirements and competitive pressures in the photomask market have contributed to a consolidation among merchant photomask manufacturers.

   As the share of the photomask market served by merchant manufacturers has increased, semiconductor manufacturers have become increasingly reliant on global manufacturers that can reliably deliver advanced photomasks. Consequently, many semiconductor manufacturers have developed strategic relationships with leading merchant photomask manufacturers to maintain a consistent source of high quality photomasks.

   We believe the demand for photomasks in the semiconductor manufacturing process is increasing due to the following trends:

  . Proliferation of Semiconductor Applications. Semiconductor devices of all types are continuing to proliferate into products, including cellular telephones, pagers, automobiles, medical products, household appliances, Internet and communications infrastructure, personal digital assistants and other consumer electronic products. In addition, the demand for semiconductor devices by traditional markets such as personal computers is growing significantly as semiconductor content in electronic systems increases and as personal computers expand further into homes and other new market segments. We believe that the proliferation of semiconductor applications will lead to an increase in semiconductor design activity and resulting demand for photomasks.

  . Customization of Semiconductor Designs. Growing demand for customized semiconductors generates increased demand for photomasks as each new type of semiconductor device requires additional new and often more advanced photomasks. Examples of this customization include application specific integrated circuits, application-specific standard products, system-on-a-chip and a growing variety of memory products.

  . Increasing Device Complexity. Efforts to improve the performance and functionality of semiconductor devices have resulted in more complex devices. Complex devices require additional layers of patterns, and additional photomasks on which the patterns are imaged, to be manufactured. For example, the number of photomasks typically required for the manufacture of microprocessors in 1991 was 14 as compared to 25 photomasks now required for the most advanced generation of microprocessors.

  . Decreasing Size of Semiconductor Designs. The ability to produce smaller and more powerful semiconductor chips at lower costs drives the semiconductor industry's growth. As semiconductor line widths become as small as and smaller than the wavelength of the illumination sources in optical lithography, the semiconductor manufacturing process becomes increasingly dependent upon high precision photomasks to deliver process results to more demanding specifications and tolerances. Future generations of semiconductor wafer lithography equipment are expected to increase the need for high precision photomasks, thereby further increasing demand for advanced photomasks with tighter specifications. Development of increasingly smaller design features is likely to generate increased demand for advanced photomasks that can accurately and reliably replicate intricate design features.

  . Shorter Product Lifecycles. Product lifecycles have been decreasing for many types of electronic products, including cellular telephones, Internet-capable devices and other consumer electronic products. Each new product generation tends to require design changes to semiconductor content. We believe that this trend will continue to increase semiconductor design activity and the resulting demand for photomasks.

STRATEGY

   Our objective is to be the world's premier global supplier of photomasks, by providing the finest service and most advanced technology to our customers, by implementing the following strategies:

  . Advance Our Technological Leadership. We intend to continue to invest in research and development and advanced equipment to enhance our technological leadership position. We believe this strategy is essential to continuing to develop and deliver leading-edge photomasks, which are required to meet the demands of the leading global semiconductor manufacturers. We also believe that by providing leading-edge photomasks, such as advanced binary masks, phase shift masks and optical proximity correction masks, we can position ourselves as the preferred provider of photomasks to our customers. For example, we are partners with Advanced Micro Devices, Micron Technology and Motorola in the DPI Reticle Technology Center, a unique facility dedicated to developing advanced photomask technology and fabrication processes for leading-edge photomasks. Generally, we can use the technological advancements developed by the DPI Reticle Technology Center and our advanced facility in Ichon, Korea to improve the capability and efficiency of our manufacturing facilities.

  . Expand Our Strategic Relationships with Customers. A key component of our ongoing strategy is to continue to develop and expand our strategic relationships with the world's leading semiconductor manufacturers, including Agilent Technologies, Hewlett-Packard, Hyundai, IBM, Texas Instruments and UMC Group. We believe these relationships will help to solidify our position as, or provide us the opportunity to become, the primary supplier of advanced photomasks and key enabling technologies to our customers. In addition, we believe that our participation in the DPI Reticle Technology Center will allow us to leverage the combined strength and insights of the participating companies to accelerate the development of advanced photomasks, and enable us to provide the benefits of technological leadership to our customers.

  . Capitalize on Our Established Global Manufacturing and Customer Service Support Network. Since 1991, we have operated globally with integrated manufacturing facilities in North America, Europe and Asia. Our facilities are strategically located close to our customers, many of whom have multiple facilities located throughout the world and prefer global suppliers to serve their photomasks needs. In addition, we believe our recently completed Singapore facility, which we are presently equipping, will further strengthen our competitive position in Asia. Furthermore, a global data transmission network integrates the manufacturing and delivery capabilities of these facilities, enabling efficient resource allocation and information sharing. We believe the ability to consistently deliver high quality products and superior customer service, on a timely basis, to each customer's various facilities around the world provides us with a competitive advantage.

  . Leverage Strategic Relationships with Key Suppliers. We utilize internal skills and capabilities to develop advanced photoblanks, a critical component of photomasks, and to identify suppliers of products and materials critical to improving photomask technology. For example, we have a strategic alliance with Hoya Corporation to develop and produce advanced photoblanks supporting the manufacture of semiconductor devices with design rules of 0.18 micron and smaller. In addition, we benefit from beta-testing advanced production equipment and materials in the DPI Reticle Technology Center. We also believe that our strategic relationships with leading equipment suppliers, such as ETEC Systems (an Applied Materials company) and KLA-Tencor, help ensure our ability to provide our customers with early access to the most advanced photomasks. As a result of all of the foregoing measures, we believe we can rapidly deliver to our customers the latest advances in photomask technologies.

  . Leverage Our Vertically Integrated Position. We are the only photomask manufacturer in the world that also manufactures photoblanks and pellicles, the principal components of photomasks. As a result, we believe we have a competitive advantage because of our ability to manage the supply, quality and costs of these component materials. In addition, we intend to use this capability to develop the advanced photoblanks and pellicles necessary for the production of the next generation of photomasks. For example, we are currently developing numerous component material enhancements, including photoblanks for phase shift masks and improved deep ultraviolet pellicles, for 193 nanometer and 157 nanometer lithography, as part of an integrated effort to develop more advanced photomasks.

  . Pursue New Business Opportunities. We believe that the dynamics of the semiconductor and microelectronics industries, and the growing importance of precision imaging in emerging technologies, are providing us with new business opportunities. These opportunities include expanding our photomask design services offering and marketing our photomask products and services into emerging markets such as biochips and microelectromechanical systems. We will continue to evaluate our core competencies and apply resources accordingly, including acquisitions or joint venture partnerships with other companies, in markets that we believe can benefit our customers and develop into profitable growth initiatives.

Products and Technology

   Photomasks

   Photomasks are high-purity quartz or glass plates containing precise, microscopic images of integrated circuits that are used as masters--similar to negatives in a photographic process--to optically transfer the image of circuit patterns onto semiconductor wafers during the fabrication process. In producing a semiconductor, a photomask is usually placed in a photolithography tool, called a stepper, to make numerous reproductions of the pattern image on semiconductor wafers. This reproduction is typically accomplished by passing light through the photomask onto a photoresist that has been spin-coated onto the surface of the semiconductor wafer. The areas of the photoresist that have been exposed to light are then dissolved by chemical developers and subjected to further processing, such as etching, ion implantation and metal deposition. Successive steps of lithography, deposition and processing gradually create the multiple layers of conducting, semiconducting and insulating patterns that make up the millions of transistors found in a modern semiconductor device.

   We manufacture photomasks in accordance with semiconductor design and specification data provided on a confidential basis by our customers. The final design of each integrated circuit results in a set of precise individual circuit patterns to be imaged onto a series of typically 15 to 25 separate photomasks. The complete set of patterned photomasks is required to manufacture the customer's integrated circuit design. Upon receipt of a customer's circuit design, we convert the design to pattern data, which controls an electron beam or laser beam that exposes the circuit pattern onto a thin layer of photosensitive polymer, called a photoresist, covering the opaque chrome layer of the photoblank. Chemical developers dissolve the exposed areas and the thin chrome layer of the photoblank is etched to replicate the customer design pattern on the photomask. Subsequently, the photomask is inspected for defects, its critical dimensions are confirmed and any defects are repaired. Pellicles are then mounted onto the masks and the masks are delivered to the customer.

   We manufacture a broad range of photomasks for varying customer applications, including applications requiring the use of leading-edge photomasks. We manufacture these products using multiple production techniques, including electron beam and laser beam exposure as well as lower cost optical exposure techniques.

   We have developed advanced photomask products for customers using leading-edge lithography technologies in three categories:

  . Advanced binary masks. Advanced binary photomasks are high quality photomasks manufactured with tight tolerances that permit our customers to use a variety of lithography technologies.

  . Phase shift masks. Phase shift masks alter the phase of the light passing through the photomask, permitting improved depth of focus and resolution on the wafer, and have additional unique characteristics.

  . Optical proximity correction masks. Optical proximity correction masks contain submicron features that help minimize optical distortions on the semiconductor wafer and therefore permit improved image fidelity, and also typically require extremely tight specifications.

   The demand for these products has grown during the past two years as customers search for more cost-effective, less capital-intensive methods for improving current semiconductor fabrication yields and shrinking feature sizes. All three of these product categories provide opportunities for semiconductor manufacturers to produce more advanced products with existing lithography equipment. Therefore, we expect these advanced photomasks to enable semiconductor manufacturers to delay significant capital investment in new generation steppers.

   PHOTOBLANKS AND PELLICLES

   Photomasks are manufactured from photoblanks, which are highly polished quartz or glass plates coated with ultra-thin layers of chrome and photoresist. The photomask is protected from particle contamination by an ultra-thin, frame-mounted transparent film called a pellicle. The pellicle, when mounted on the photomask, creates a sealed, contamination-free environment for the photomask pattern. We manufacture both photoblanks and pellicles and we believe that our knowledge of materials used in the production of photoblanks and pellicles gives us a competitive advantage in managing the supply, quality and cost of our principal component materials. We also sell a limited number of pellicles to third parties.

   The production of photoblanks requires ultra-pure chrome deposition on highly polished and extremely flat quartz or glass substrates. The quality and properties of photoblanks strongly affect the yield and quality of photomasks. We purchase virgin quartz substrates from a limited number of suppliers. In addition, we recycle quartz substrates that have been repolished to reduce cost and dependence on external suppliers. We manufacture approximately 70% of our requirement for photoblanks and purchase the remainder from Hoya Corporation. We have a strategic alliance with Hoya Corporation to develop and produce advanced photoblanks supporting the manufacture of semiconductor devices with 0.18 micron design rules and smaller. We believe that this alliance, coupled with our internally developed knowledge of photoblank technology, enhances our ability to develop and deliver advanced photomasks.

   Pellicles are produced from nitrocellulose or other polymer solutions that we prepare or purchase. The ultra-thin film is typically precision-coated with an anti-reflective layer to improve optical performance characteristics. We have introduced proprietary pellicle films that are specifically designed to withstand the powerful radiation found in the emerging generation of advanced steppers. We hold several patents covering various aspects of pellicle technology and from time to time may have various patents pending. Historically, we purchased approximately 30% of the pellicles we use to manufacture photomasks from third-party suppliers.

GLOBAL MANUFACTURING AND OPERATIONS

   Since 1991, we have operated globally with established manufacturing facilities in North America, Europe and Asia. In fiscal 1999, approximately 60% of our sales were in North America, approximately 19% were in Europe and approximately 21% were in Asia. In the nine months ended March 31, 2000, approximately 60% of our sales were in North America, approximately 18% were in Europe and approximately 22% were in Asia. In North America, we operate photomask manufacturing facilities in Round Rock, Texas, Santa Clara, California, and Kokomo, Indiana. Additionally, we began construction on a new photomask manufacturing facility in Gresham, Oregon, which we subsequently and indefinitely delayed. If additional capacity is needed, we believe we could complete the Gresham facility within approximately six months. In Europe, our manufacturing facilities are located in Corbeil-Essonnes, France, Rousset, France, Hamburg, Germany and Hamilton, Scotland. In Asia, we operate a manufacturing facility in Ichon, Korea, operate joint venture facilities in Shanghai, China and Hsinchu, Taiwan and recently completed construction of a new photomask production facility in Singapore, which is undergoing equipment installation and customer qualification testing. We serve semiconductor manufacturers in Japan through our support office in Tokyo, Japan and our manufacturing facilities in Ichon, Korea and Shanghai, China.

   We believe that our global presence is important for meeting the supply needs of multi-national customers on a timely basis. Close proximity to customers is important because of rapid delivery requirements and the need for frequent personal interactions. As a result, each manufacturing facility primarily supplies local semiconductor manufacturers. Moreover, each of our manufacturing facilities is connected by a global data transmission network, which allows these facilities to transfer confidential customer design data and manufacturing instructions rapidly and coordinate manufacturing responsibility with our other facilities. By being able to transfer information throughout the world with this network, we can attempt to optimize resource allocation, thereby lowering production costs while providing effective customer service on a local level.

   Each of our manufacturing sites is ISO 9002 or QS9000TE and ISO 14001 qualified. We manufacture photomasks in clean rooms designed to provide a contamination-free, temperature and humidity controlled environment. These clean rooms are similar to those used in the manufacture of semiconductors. Our historical emphasis on product research and development has carried over to process technology and has resulted in the development of production facilities equipped with state-of-the-art manufacturing equipment.

CUSTOMERS

   We are a principal photomask supplier to many of the leading global semiconductor manufacturers. Substantially all of our sales are to customers in the semiconductor manufacturing industry. Our largest customers include the following:

   Advanced Micro Devices        Hyundai                     Philips
   Agilent Technologies          IBM                         Samsung
   AMI                           LSI Logic                   Silicon Valley
   Atmel                         Lucent Technologies         Group
   Delphi Technologies           Maxim Integrated Products   STMicroelectronics
   Fujitsu                       Micron Technology           Texas Instruments
   Hewlett-Packard               Motorola                    UMC Group
   Hexfet                        National Semiconductor

   Our two largest customers, Lucent Technologies and STMicroelectronics, in the aggregate, accounted for approximately 21% of our sales in fiscal 1999, 28% of our sales in fiscal 1998 and 22% of our sales in fiscal 1997, and each individually accounted for over 10% of our sales in each of these fiscal years. Our ten largest customers, in the aggregate, accounted for more than 60% of our sales in fiscal 1999, fiscal 1998, fiscal 1997 and the nine months ended March 31, 2000.

   We or our subsidiaries have entered into multi-year, non-exclusive supply agreements with some of our customers, including Agilent Technologies, Hewlett-Packard, Hyundai, IBM, Lucent Technologies, STMicroelectronics and UMC Group. These agreements generally provide us for a given period of time with a minimum volume or percentage of purchases, subject to various conditions such as quality of our service and timeliness of delivery.

WORLDWIDE SALES AND SUPPORT

   Because each photomask is unique, we work closely with each customer to define and communicate precisely the specifications required by the customer. We sell and service our products principally through our employees based at our manufacturing sites throughout the world.

   We have established customer service centers inside several of our customers' design centers and semiconductor wafer fabrication facilities. Employees located at these centers routinely interact with customer engineers to improve the accuracy of the customers' design data and documentation and ensure that customers' orders receive the appropriate priority at the manufacturing facility and that routine problems are resolved promptly. We believe that these centers located in customers' facilities reduce errors and returns and improve on-time delivery, each of which improves customer satisfaction.

COMPETITION

   The photomask industry is highly competitive, and most of our customers utilize more than one photomask supplier. Because of our global presence, we compete with various merchant manufacturers in each local geographic region in which we operate:

  . In North America, we compete primarily with Photronics (which recently acquired Align-Rite and PSMC) and, to a lesser extent, with other smaller merchant photomask suppliers.

  .  In Europe, we compete with Compugraphics and Photronics.

  . In Asia, we compete with Dai Nippon Printing, Hoya Corporation, Photronics, P.K. Limited, Taiwan Mask Corporation, Toppan Printing Company and, to a lesser extent, with other smaller merchant photomask suppliers.

  . Dai Nippon Printing, Hoya Corporation and Toppan Printing Company, as well as captive Japanese suppliers, are the predominant suppliers to the Japanese market.

   We expect that some of our competitors will expand operations to better meet the needs of customers and take advantage of new growth opportunities. In addition, recent widespread consolidation in the photomask industry, particularly in Japan, has enhanced the remaining companies' strength as competitors. Also, captive photomask operations sometimes sell into the merchant market.

   We believe that with the increasing importance of leading-edge photomask technology in the semiconductor manufacturing process, the ability to manufacture these advanced photomasks will be an important competitive factor. On-time delivery of defect-free photomasks at competitive prices historically has also been an important competitive factor in our industry. We also believe that our ability to develop the most advanced photomasks provides a more cost-effective alternative to the formation of captive operations, which requires significant capital investments and operating costs to develop the requisite manufacturing expertise.

RESEARCH AND DEVELOPMENT INITIATIVES

   The photomask industry has been and is expected to continue to be characterized by rapid technological change. We have historically made significant investments in research and development to improve our technological leadership. To maintain our technological leadership, we expect to be required to anticipate, respond to and utilize changing technologies.

   We, along with Advanced Micro Devices, Micron Technology and Motorola, operate the DPI Reticle Technology Center, a joint venture begun in 1997 for developing advanced photomask technology and the fabrication of leading-edge photomasks. The DPI Reticle Technology Center is located in a fully equipped, freestanding facility adjacent to our photomask manufacturing facility in Round Rock, Texas. We believe that the collaborative effort underway at the DPI Reticle Technology Center leverages the combined strength and insights of global leaders in memory, microprocessors and advanced logic design and fabrication to accelerate the development of advanced photomasks. We recently extended the joint venture, which is now scheduled to terminate in December 2002 but can be renewed at the discretion of the members.

   We, independently and through our participation in the DPI Reticle Technology Center, intend to continue to invest in research and development to ensure our technological capabilities. We focus our research and development in three areas:

  . The enhancement of existing products by improving manufacturing techniques and technologies;

  . The development of leading-edge photomask products such as phase shift masks, masks with optical proximity correction and advanced binary masks; and

  . The development of advanced materials needed for the manufacture of leading-edge photomasks.

   We are enhancing our existing products through worldwide-integrated engineering, capital investment for improved capability and beta testing of leading-edge equipment. Product enhancements in the past led to the development of technology currently used to produce photomasks compatible with
0.25 micron semiconductor lithography. This technology is providing the platform for the development of manufacturing technologies consistent with
0.18 micron, 0.15 micron and 0.13 micron semiconductor lithography at high yields and rapid cycle times. We have been a leader in the development of leading-edge photomasks products, such as phase shift, optical proximity and advanced binary masks. Our research and development of photomask component materials is also responding to the technology demands of semiconductor manufacturers through the development of improved materials needed to produce advanced photomasks. Recent examples of such materials developments include low stress chrome blanks, pellicles with contamination-control features, pellicles that can withstand deep ultraviolet radiation and attenuated embedded chrome blanks for phase shift masks.

   We have established a research and development group that consists of trained and experienced personnel. The capabilities of this group have been augmented by its access to DuPont's corporate science and engineering resources. Elements of DuPont's material science expertise and its analytical capabilities are relevant to photomask research and development. We will continue to have access to DuPont's corporate science and engineering through 2001 pursuant to a research, development and consulting agreement with DuPont, which will provide us with a supplement to our core research and development program.

   We recently entered into a short-term funded development agreement with International Sematech, Inc., whereby International Sematech agreed to partially fund the development of 157 nanometer pellicle technology, and we agreed to develop a commercialization plan for 157 nanometer pellicles if we determine that such development is commercially viable. Funds we receive under this agreement are used to defray our costs under our research agreement with DuPont.

Intellectual Property

   We believe that the success of our business depends more on our proprietary technology, information, processes and know-how than on patents or trademarks. Much of our proprietary information and technology relating to our manufacturing processes is not patented and may not be patentable. Aspects of our photoblanks and pellicles technologies are, however, protected by a number of patents and patent applications. They include product patents for some types of attenuated, embedded phase shift blanks and deep ultra violet pellicles. While we consider our patents to be valuable assets, we do not believe that our competitive position is dependent on patent protection or that our operations are dependent on any individual patent. Instead, we believe that the success of our business depends primarily on our ability to maintain a lead over our competitors in developing our proprietary technology, information, processes and know-how. Nevertheless, we attempt to protect our intellectual property rights with respect to our products and manufacturing processes through patents and trade secrets when appropriate as part of our ongoing research, development and manufacturing activities. We also rely on non-disclosure agreements with employees and vendors to protect our proprietary processes.

FACILITIES

   We conduct manufacturing operations throughout the world. Our operations are ISO 9002 or QS9000TE and ISO 14001 qualified. We believe that our facilities are adequate and suitable for their respective uses. The table below presents certain information relating to our manufacturing and support facilities.

                                    FLOOR SPACE      TYPE OF
             LOCATION              IN SQUARE FEET    INTEREST         USE
             --------              -------------- --------------      ---
NORTH AMERICA
  Round Rock, Texas...............     54,000         Owned        Photomasks
  Kokomo, Indiana.................     42,000         Owned        Photomasks
  Santa Clara, California.........     38,000         Leased       Photomasks
  Gresham, Oregon (delayed comple-
   tion)..........................     70,000         Owned        Photomasks
  Poughkeepsie, New York..........     23,000         Owned       Photoblanks
  Danbury, Connecticut............     55,000         Owned        Pellicles
  Round Rock, Texas...............     17,000         Owned         Research
  Round Rock, Texas...............     27,000         Owned      Administration
EUROPE
  Corbeil-Essonnes, France........     20,000         Leased       Photomasks
  Rousset, France.................     24,000         Leased       Photomasks
  Hamburg, Germany................     22,000         Leased       Photomasks
  Hamilton, Scotland..............     15,000         Owned        Photomasks
ASIA
  Ichon, Korea....................    102,000         Owned        Photomasks
  Shanghai, China.................     16,000     Jointly Leased   Photomasks
  Singapore (in qualification
   testing).......................     50,000         Owned        Photomasks
  Hsinchu, Taiwan.................      6,000     Jointly Leased   Photomasks

   We own most of the manufacturing equipment in our facilities. The research facility in Round Rock is leased to the DPI Reticle Technology Center and primarily contains manufacturing equipment leased by the DPI Reticle Technology Center from a third party. Facilities and property located in Santa Clara, Corbeil-Essonnes, Rousset and Hamburg are leased under leases that expire in 2001, 2009, December 2000 and 2022. We also maintain customer service data centers in leased facilities in Mesa, Arizona, Colorado Springs, Colorado, Melbourne, Florida, Hillsboro, Oregon, Allentown, Pennsylvania, Dallas, Texas and Tokyo, Japan.

   A number of our facilities are in seismically active areas. Although we have obtained property damage and business interruption insurance, a major catastrophe such as an earthquake or other natural disaster at any of our sites could result in a prolonged interruption of our business.

EMPLOYEES

   As of March 31, 2000, we employed approximately 1,750 people worldwide. There are no employees who are represented by a union. Our German subsidiary, however, is subject to German law, which binds it, as a member of a selected industry group, to agreements reached by industry management and employee representatives. We believe we have a good relationship with our employees.

ENVIRONMENTAL MATTERS

   Our operations and our ownership of real property are subject to various environmental laws and regulations that govern, among other things, the discharge of pollutants into the air and water and the handling, use, storage, disposal and clean-up of solid and hazardous wastes. Compliance with such laws and regulations requires that we incur capital expenditures and operating costs in connection with our ongoing operations. In addition, such laws and regulations may impose liabilities on owners and operators of businesses and real property without regard to fault and such liabilities may be joint and several with other parties. More stringent environmental laws and regulations may be enacted in the future, which may require us to expend additional amounts on environmental compliance or may require modifications in our operations. Although we are unable to predict the extent of our future liability with respect to any environmental matters, we believe, based upon current information, that environmental liabilities will not be material to our financial position or results of operations. DuPont has agreed to indemnify us for any environmental contamination present on our manufacturing sites at June 13, 1996, the date of our initial public offering, or present at any such site due to the generation, use, treatment, storage, release, emission, discharge or disposal of hazardous waste or hazardous materials before such date. The Environmental Protection Agency is reviewing a groundwater contamination issue at our Danbury, Connecticut site under voluntary corrective action. Any such contamination is believed to be historical and therefore any environmental liabilities would be covered by the indemnification agreement with DuPont.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

   The following table sets forth the name, age as of March 31, 2000 and position with DuPont Photomasks of each person who is an executive officer or director of DuPont Photomasks.

             NAME              AGE                  POSITION(S)
             ----              ---                  ----------
                                   Chairman of the Board and Chief Executive
 Peter S. Kirlin.............  39  Officer
                                   President, Chief Operating Officer and
 Preston M. Adcox............  56  Director
 Paul S. Chipman.............  43  Executive Vice President--Technology and
                                      Chief Technology Officer
                                   Executive Vice President--European
 Gerard Cognie...............  56  Operations
                                   Executive Vice President, General Counsel
 John M. Lynn................  42     and Secretary
 Kenneth A. Rygler...........  56  Executive Vice President--Worldwide
                                      Marketing and Strategic Planning
                                   Executive Vice President--Finance and Chief
 Gerd Stoecker...............  57     Financial Officer
 John L. Doyle...............  68  Director
 John W. Himes...............  55  Director
 John C. Hodgson.............  56  Director
 Gary W. Pankonien...........  49  Director
 Susan Vladuchick Sam........  52  Director
 John C. Sargent.............  62  Director
 Marshall C. Turner..........  58  Director

   PETER S. KIRLIN is our Chairman of the Board and Chief Executive Officer. From 1986 to 1988, he worked at American Cyanamid Corporation as a project leader and conducted post-graduate research projects at the University of Munich's Institute of Physical Chemistry. From 1988 until joining us in May 2000, he held various positions with ATMI, Inc., a supplier of materials, equipment and services used in the manufacture of semiconductors, most recently as Group Vice President, Technologies and Services.

   PRESTON M. ADCOX is our President and Chief Operating Officer. He joined DuPont in 1967 and has held a number of manufacturing and technology management positions. He became a Managing Director in DuPont's semiconductor materials business in 1988 and had global responsibility for DuPont's photomask operations until 1996. He was a member of the Board of Directors of Etec Systems from 1990 to early 1995. From 1988 to 1999, he served on the Board of Directors of Semiconductor Industry Suppliers Association (formerly Semi-Sematech), an organization representing U.S. equipment and material suppliers to the semiconductor manufacturing industry. He has been one of our directors since May 2000.

   PAUL S. CHIPMAN is our Executive Vice President--Technology and Chief Technology Officer, a position he has held since March 1999. He joined us as a result of our acquisition of Perkin Elmer's photomask operations in 1990 and has held a number of manufacturing and technology management positions. He is also General Manager of the DPI Reticle Technology Center, LLC.

   GERARD COGNIE is our Executive Vice President--European Operations and the Chairman of the Board of DuPont Photomasks (France) S.A. He joined DuPont in 1968 and from 1988 to 1996 served as the Director of DuPont's European photomask operations and from 1985 to 1996 served as the Director of Electronics for DuPont France.

   JOHN M. LYNN is our Executive Vice President and General Counsel. He also serves as Corporate Secretary. He joined DuPont in 1980 as a chemical engineer and then, after a departure for law school, rejoined

DuPont as a lawyer in 1985. He held a number of legal advisory positions with DuPont before joining us in 1997.

   Kenneth A. Rygler is our Executive Vice President--Worldwide Marketing and Strategic Planning. He joined DuPont in 1964 and held numerous sales, marketing, planning and business development management positions.

   Gerd Stoecker is our Executive Vice President--Finance and Chief Financial Officer, a position he has held since June 2000. From 1981 to 1984, he was Vice President of International Finance for Atari Inc., a producer of computers and electronic games. From 1984 to 1998, he held various positions with Tandem Computers Incorporated, a provider of computer systems and client/server solutions, most recently as Vice President and Treasurer.

   John L. Doyle is a private consultant, having retired from the Hewlett-Packard Company in 1991. At the time of his retirement, he was Executive Vice President, Business Development with responsibility for Hewlett-Packard's integrated circuit facilities as well as acquisitions, mergers, planning, corporate purchasing, manufacturing and engineering. He was also a member of the Executive Committee. He is currently a director of Xilinx, Inc. and Analog Devices, Inc. He has been one of our directors since April 1996.

   John W. Himes is Senior Vice President of Corporate Plans, Investor Relations and Financial Communications for DuPont. He joined DuPont in 1966 and has served in a variety of business management positions, including leadership of Dacron Polyester, Advanced Composites and Industrial Polymers. Mr. Himes was responsible for Human Resources and later Business Development in Asia for DuPont. He has been one of our directors since January 1998.

   John C. Hodgson is Group Vice President and General Manager of DuPont iTechnologies with additional responsibility for Advanced Fiber Systems, Nonwovens and Corian(R), a position he assumed in February 2000. He has been with DuPont for over 30 years and has served in a variety of management positions in the X-Ray, Electronics and Diagnostic businesses in the United States and in Geneva, Switzerland. From 1996 until assuming his current position, Mr. Hodgson served as Vice President and General Manager of the Photopolymer and Electronic Materials business unit. He has been one of our directors since April 1996.

   Gary W. Pankonien is the President and Chief Operating Officer and serves on the board of directors of CALEB Technologies, Corp. He was previously Chairman and Chief Executive Officer of 1st TECH Molding and a private investor. He served as a director of Tanisys Technology, a manufacturer of memory modules, 1st TECH Molding and MagRabbit. Mr. Pankonien spent seven years at Compaq Computer Corporation where he served as the Notebook Computer Design and Operations Manager for three years. He co-developed and currently holds the patent for the first notebook computer as well as several other patents. Mr. Pankonien has over 20 years of management experience in the electronics industry and has extensive experience in offshore operations. He has been one of our directors since April 1996.

   Susan Vladuchick Sam is a private consultant, having retired from DuPont in 1999. She joined DuPont in 1969 and held a variety of management positions in research and development, human resources and manufacturing during the course of her career, including Director of Operations for DuPont Medical Products from 1993 to 1995, Director of Human Development and Personnel Relations from 1995 to 1997 and Director of Operations--U.S. Region and Vice Chair of the Operations Network from 1997 to 1999. Ms. Sam currently serves on the College of Engineering & Science Advisory Board for Clemson University and is a past Alumni Trustee for Grove City College. She has been one of our directors since January 1996.

   John C. Sargent is a private consultant, having retired from DuPont in 1998. He joined the Treasury Department of Conoco in 1964 and worked in a number of financial management positions with Conoco both in the United States and Europe. He became Vice President and Treasurer of Conoco in 1981 and also in 1981 became Assistant Treasurer and Director of the Treasury Division of DuPont after Conoco was acquired by

DuPont. He assumed the position of Vice President and Treasurer of DuPont in 1992. He has been one of our directors since December 1995.

   Marshall C. Turner is an independent consultant, having been a venture capital principal or operating executive in technology industries for 26 years. From its inception in 1981 through 1998, he was a general partner of Taylor & Turner Associates, Ltd., the general partner of several venture capital partnerships. Mr. Turner is Vice-Chairman of the Board of the Public Broadcasting Service and of the Smithsonian Museum of Natural History. He serves as a director of Alliance Technology Fund, six privately held companies and the George Lucas Educational Foundation. He has been one of our directors since April 1996. He served on an interim basis from June 1999 to May 2000 as the Chairman of our Board of Directors and Chief Executive Officer.

                              SELLING STOCKHOLDER

   The following table provides certain information with respect to DuPont and the number of shares of common stock that DuPont currently owns, is offering hereby and will own after this offering.

                            BEFORE THE OFFERING                   AFTER THE OFFERING(2)
                          --------------------------            ------------------------
                             SHARES      PERCENT OF   SHARES       SHARES    PERCENT OF
                          BENEFICIALLY     SHARES      BEING    BENEFICIALLY   SHARES
NAME AND ADDRESS             OWNED       OUTSTANDING OFFERED(2)    OWNED     OUTSTANDING
----------------          ------------   ----------- ---------  ------------ -----------
E. I. du Pont de Nemours
and Company
1007 Market Street
Wilmington, DE 19898....   7,846,050(1)     49.9%    1,777,778   6,068,272      35.5%

--------
(1) All of these shares are owned of record by DuPont Chemical and Energy Operations, Inc., a wholly owned subsidiary of DuPont. Messrs. Himes and Hodgson, each of whom is one of our directors, share the right to vote such shares.
(2) DuPont has granted to the underwriters an option to purchase up to 480,000 additional shares of common stock to cover over-allotments, if any. If the option is exercised in full, after the offering DuPont will beneficially own 5,588,272 shares of common stock, representing 32.7% of our outstanding common stock.

   TRANSACTIONS AND RELATIONSHIP BETWEEN US AND E. I. DU PONT DE NEMOURS AND
                                    COMPANY

   We have entered into a number of agreements with DuPont for the purpose of defining certain past, present and prospective arrangements and transactions. These agreements were negotiated in the context of a parent-subsidiary relationship and, therefore, are not the result of negotiations between independent parties. It is our intention and the intention of DuPont that such agreements and the transactions provided for therein, taken as a whole, should accommodate the parties' interests in a manner that is fair to both parties, while continuing various mutually beneficial joint arrangements. However, because of the complexity of the various relationships between us and DuPont, we cannot assure you that all of these agreements, or the transactions provided for therein, were effected on terms at least as favorable to us as could have been obtained from unaffiliated third parties. We are only entitled to the ongoing assistance of DuPont for a limited time.

   We and DuPont may enter into additional or modified arrangements and transactions in the future. Any such future arrangements and transactions will be determined through negotiation between DuPont and us. We have adopted a policy that all future agreements between us and DuPont will be on terms that we believe are no less favorable to us than the terms we believe would be available from unaffiliated parties. In that regard, we intend to follow the procedures provided by the Delaware General Corporation Law, which includes a vote to affirm any such future agreements by a majority of our directors who are not employees of DuPont, even though such directors may be less than a quorum.

   The following is a summary of certain past, present and prospective arrangements and transactions between DuPont and us.

ADMINISTRATIVE SERVICE AGREEMENTS

   Prior to May 2000, we and DuPont were parties to several transitional administrative service agreements, pursuant to which DuPont provided various services to us, including tax compliance, information systems support and workers' compensation administration. We anticipate that DuPont may continue to provide us with these or similar administrative services in future periods.

   We paid DuPont $2.4 million for services provided under the administrative service agreements in fiscal 1999 and $1.8 million in the nine months ended March 31, 2000. With the exception of the administrative service agreement entered into by the respective subsidiaries of DuPont and our company in Ichon, Korea, in the absence of gross negligence or willful or reckless misconduct, DuPont's liability for damages to us for any breach of DuPont's obligations under the administrative service agreements was limited to payments made to DuPont thereunder. With respect to the administrative service agreement covering the operations in Ichon, Korea, DuPont's subsidiary was not required to provide any guarantee or warranty of any nature and could not be held liable for any claims, damages or liabilities of any kind resulting from the furnishing of the services thereunder.

RESEARCH AGREEMENTS

   We have entered into a research, development and consulting agreement with DuPont, whereby DuPont will provide to us supplemental technical assistance and consulting with respect to analytical support and consulting on an as-needed basis and research projects addressing our specific needs. In exchange for the analytical support and general consulting services, we will pay DuPont $100,000 per calendar year. In the event the costs of these services are estimated to exceed $100,000, we can either agree to pay additional projected costs or elect not to have DuPont provide these additional services. Compensation for research project support will be determined at the time each specific project relating thereto is undertaken. The initial term of the research, development and consulting agreement expires on January 1, 2001 and automatically renews for successive one-year terms until terminated by either DuPont or us pursuant to certain procedures set forth in the research, development and consulting agreement.

   On May 1, 2000, we entered into a research agreement with DuPont, subject to the terms and conditions of the research, development and consulting agreement described above. In the new agreement, DuPont agreed to undertake a research project involving research and materials development in the area of advanced photomask technology. DuPont granted us a royalty-bearing, exclusive license to the technology developed under the research agreement for 157 nanometer pellicles. We will provide DuPont with a right of first refusal to supply us with materials produced using the technology, and we will pay DuPont a royalty on the sale of 157 nanometer pellicles manufactured using those materials. In consideration for DuPont's prior work in the field of pellicles, we paid DuPont $250,000 at the commencement of the research agreement, and we will pay DuPont a total of approximately $2.5 million for the services provided by DuPont, payable in equal quarterly installments over the term of the research agreement. In addition, we will pay approximately $138,000 to DuPont for equipment leasing and approximately $175,000 for materials synthesis. The new research agreement terminates on December 31, 2001.

TAX INDEMNIFICATION AGREEMENT

   We have entered into a tax indemnification agreement with DuPont, pursuant to which we will pay DuPont, or DuPont will pay us, as appropriate, amounts in respect of taxes shown as due attributable to our operations for the period ending on the date on which we cease to be a member of the DuPont consolidated group. DuPont will indemnify us and our subsidiaries from liability for certain matters, net of corresponding tax benefits, including any federal, state or local taxes attributable to any affiliated or combined group of which we were a member at any time prior to June 13, 1996 and any federal, state or local income or other tax for any period up to and including June 13, 1996. We will indemnify DuPont and its subsidiaries from liability for certain matters, including any federal, state or local income or other taxes attributable to our operations following June 13, 1996. We are required to pay DuPont an amount equal to the tax benefit to us, when realized, of any loss we incurred in connection with the sale of our 31% equity interest in DuPont Korea, Ltd. to DuPont.

   The tax indemnification agreement requires payments of claims to be made within 30 days of the date a written demand for the claim is delivered. Interest accrues on payments that are not made within 10 days of the final due date at the rate applicable to the underpayments of the applicable tax. Any disputes concerning the calculation or basis of determination of any payment provided under the tax indemnification agreement will be resolved by a law firm or an accounting firm selected jointly by the parties.

ENVIRONMENTAL INDEMNIFICATION AGREEMENT

   We have entered into an environmental indemnification agreement with DuPont, pursuant to which DuPont will generally indemnify us against substantially all liabilities relating to any environmental contamination present on our manufacturing sites and those of our subsidiaries as of June 13, 1996 or present on any other site as a result of our manufacturing operations and those of our subsidiaries prior to June 13, 1996.

   In the event that the parties cannot determine with reasonable certainty, following good faith negotiations, whether the contamination was caused by activities occurring before or after June 13, 1996, the environmental indemnification agreement provides for a mechanism whereby the liability associated with any such claim is allocated according to the following schedule based on when the claim is filed: DuPont bears 100% of the liability associated with claims filed by us with regard to such contamination on or prior to June 13, 1997; DuPont's liability for claims filed following June 13, 1997 declines at the rate of 20% per year; and DuPont has no liability for such claims filed following June 13, 2001.

   The environmental indemnification agreement includes procedures for notice and payment of indemnification claims and generally provides that the party bearing the majority of the liability will assume the defense of such claim and will control any negotiation or remediation activities.

CREDIT AGREEMENT

   We have entered into a credit agreement with DuPont. Pursuant to this credit agreement, DuPont originally agreed to provide a credit facility in an aggregate amount of $100 million. This credit facility expires in September 2001 and any loans thereunder bear interest at LIBOR plus 0.25% per annum. At our option, advances under this credit facility are convertible into term loans with maturities up to seven years. We have borrowed a maximum of approximately $69 million under this credit facility. As of March 31, 2000, borrowings of approximately $12 million were outstanding, and borrowings of approximately $50 million were outstanding as of June 23, 2000. In March 1999, we amended our credit agreement with DuPont to add a second credit facility with an additional borrowing capacity of $100 million. The second credit facility has a term of three years, and outstanding amounts bear interest at 0.25% per annum for the first two years and LIBOR plus 0.25% per annum for the third year. As of March 31 and June 23, 2000, borrowings of $100 million were outstanding under this credit facility. The amounts loaned under the amended credit agreement are unsecured, and the amended credit agreement contains various representations, covenants and events of default. For example, the amended credit agreement provides that, without DuPont's prior written consent, we will not incur, create, assume or permit to exist any indebtedness, including guarantees on indebtedness, in addition to then-existing indebtedness and the indebtedness under the amended credit agreement.

   We intend to use a portion of the net proceeds to us of this offering to repay all amounts borrowed under the first credit facility with DuPont. We intend to use the net proceeds of the concurrent note offering, along with approximately $2.4 million of the net proceeds to us of this offering, to repay all amounts borrowed under and terminate the second credit facility. In consideration for DuPont's agreement to guarantee our obligations under the notes, and in addition to the repayment and termination of the second credit facility, we will amend the first credit facility to increase the interest charged on outstanding amounts from LIBOR plus 0.25% per annum to LIBOR plus 1.875% per annum and terminate our ability to convert outstanding amounts into term loans. If the concurrent note offering is not completed, both credit facilities will remain in place unamended and we do not intend to use any portion of the net proceeds to us of this offering to repay indebtedness under the second credit facility.

CORPORATE TRADENAME AND TRADEMARK AGREEMENT

   We have entered into a corporate tradename and trademark agreement with DuPont, whereby DuPont licenses to us the following:

  .  Use of the tradename "DuPont" as part of our corporate name;

  . Use of the tradename "DuPont" as part of the name of our affiliated companies; and

  .  Use of the trademark DuPont in Oval as part of our corporate logo.

   DuPont may terminate the corporate tradename and trademark agreement:

  . upon two years' prior written notice, in the event that DuPont and/or its affiliates cease to hold at least 20% of our total outstanding common stock; or

  . upon 90 days' written notice if we purport to assign or otherwise transfer the corporate tradename and trademark agreement without DuPont's written consent, if we use the tradename "DuPont" other than under the terms of the corporate tradename and trademark agreement or if DuPont ceases to be the largest holder of our common stock.

   In addition, DuPont may terminate the corporate tradename and trademark agreement upon 90 days' written notice for any reason after January 1, 2008. In the corporate tradename and trademark agreement, we grant DuPont the right to inspect and test products manufactured by or for us and intended to be sold bearing the DuPont in Oval logo to determine uniform quality and compliance with quality standards of DuPont and agree to hold DuPont harmless from any and all liabilities arising from the manufacture, sale, transportation, storage or use of products manufactured by or for us bearing the DuPont in Oval logo. Upon termination of the corporate tradename and trademark agreement, we will be obligated to:

  .  Change our name so that the tradename "DuPont" is omitted;

  . Cease to use the tradename "DuPont" or any similar tradename as part of our corporate name or in any other manner whatsoever; and

  .  Cease to use the DuPont in Oval logo.

REGISTRATION RIGHTS AGREEMENT

   Under a registration rights agreement between DuPont and us, DuPont and its assignees are entitled to certain rights with respect to the registration of shares they hold under the Securities Act of 1933. Subject to limitations, including a minimum registration of over 1,000,000 shares, DuPont and its assignees have the right to require us to register the sale of all or part of the shares they hold under the Securities Act of 1933. DuPont and its assignees are entitled to request up to an aggregate of four demand registrations. DuPont and its assignees are also entitled to include the shares of common stock they hold in a registered offering of securities by us for their own account, subject to conditions and restrictions. In addition, the registration rights agreement contains certain indemnification provisions by us for the benefit of DuPont and its assignees as well as any potential underwriter and by DuPont and its assignees for the benefit of us and related persons. DuPont and its assignees may transfer its registration rights under the registration rights agreement without our prior approval. The registration rights agreement also provides that while DuPont owns 50% or more of our common stock, we may not grant registration rights to any other person without DuPont's prior consent.

TEFLON AF AGREEMENT

   In June 2000, DuPont entered into an agreement with us to supply us with all of our requirements for Teflon AF fluoropolymer resins for use in making pellicles. The agreement has an initial term of three years, and is automatically renewed for three years at the end of the first year of the then-current term unless we or DuPont elect to terminate prior to renewal. The agreement also provides us with a license to use the patent underlying Teflon AF if DuPont ceases to make Teflon AF, terminates the agreement or sells its Teflon AF business.

                         DESCRIPTION OF CAPITAL STOCK

General

   Pursuant to our certificate of incorporation, we are authorized to issue 100,000,000 shares of common stock and 5,000,000 shares of preferred stock, each with a par value of $.01 per share. As of March 31, 2000, 15,687,438 shares of common stock and no shares of preferred stock were issued and outstanding.

Common Stock

   Each holder of common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote is required for most actions to be taken by stockholders. Because holders of common stock do not have cumulative voting rights, holders of a majority of the shares of common stock represented at a meeting in person or by proxy can elect all of the directors to be elected at that meeting. After the offering, DuPont will continue to have significant influence on the vote on most matters submitted to our stockholders, including the election of directors and approval of extraordinary corporate transactions. In the event of a liquidation, dissolution or winding-up of our company, the holders of common stock are entitled to share equally and ratably in the assets of our company, if any, remaining after the payment of all debts and liabilities of our company and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive rights and no redemption, sinking fund or conversion provisions. All outstanding shares of common stock are, and all shares sold in this offering will be, validly issued, fully paid and nonassessable.

   The common stock is quoted on the Nasdaq National Market under the symbol "DPMI." The transfer agent and registrar for the common stock is First Chicago Trust Company of New York.

   Holders of common stock are entitled to such dividends as may be declared from time to time by our board of directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued.

Preferred Stock

   Our certificate of incorporation authorizes our board to provide for the issuance, from time to time, of classes or series of preferred stock, to establish the number of shares to be included in any such class or series and to fix the designations, voting powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Because our board has the power to establish the preferences and rights of the shares of any such class or series of the preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting rights, senior to the holders of common stock, which could adversely affect the rights of the holders of common stock. We currently have no intention to issue any shares of preferred stock.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

   Classified Board of Directors Removable Only for Cause. Our certificate of incorporation divides our Board of Directors into three classes of directors, with each class serving staggered, three-year terms. In addition, our directors may be removed from office only for cause by a vote of at least 66 2/3% in voting power of the then-outstanding shares of our voting stock entitled to vote in the election of directors, voting together as a single group. The classification of our Board of Directors means that, unless directors are removed for cause, it will require at least two annual meetings of stockholders for a majority of stockholders to make a change in control of the Board of Directors, since only a portion of the directors will be elected at each meeting. A significant effect of a classified Board of Directors may be to deter hostile takeover attempts, because an acquiror would experience delay in replacing a majority of the directors. However, a classified Board of Directors also makes it more difficult for stockholders to effect a change in control of the Board of Directors, even if such a change in control is sought due to dissatisfaction with the performance of our company's directors. During any period when the holders of any series of preferred stock have the right to elect additional directors pursuant to our certificate of incorporation, the then otherwise total authorized number of directors shall automatically be increased by the specified number of directors. Whenever the holders of any series of preferred stock having the right to elect additional directors are divested of that right, the terms of office of all additional directors elected by those holders shall terminate. As a consequence, directors elected by the holders of our preferred stock would not become part of our classified Board of Directors.

   Supermajority Voting. Our certificate of incorporation requires the approval of the holders of at least 66-2/3% of the then outstanding shares of our common stock for the stockholders to adopt, amend or repeal any provision of:

  . Our certificate of incorporation governing the election and removal of directors;

  .  Our bylaws; and

  . Our certificate of incorporation prohibiting stockholder actions by written consent.

   Authorized but Unissued or Undesignated Capital Stock. Our certificate of incorporation grants our Board of Directors broad power to establish the rights, preferences and privileges of authorized and unissued shares of preferred stock and to issue the shares in one or more transactions. The issuance of shares of preferred stock pursuant to the Board of Directors' authority described above may have the effect of delaying, deferring or preventing a change in control of our company and could decrease the amount of earnings and assets available for distribution to the holders of our common stock. In addition, the issuance of large blocks of common stock may have the effect of delaying, deferring or preventing a change in control of our company. Our Board of Directors does not currently intend to seek stockholder approval prior to any issuance of common or preferred stock, unless otherwise required by law.

   Limitation of Director Liability. Our certificate of incorporation limits the liability of directors (in their capacity as directors but not in their capacity as officers) to our company and our stockholders to the fullest extent permitted by Delaware law. Specifically, directors will not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability for:

  . Any breach of the director's duty of loyalty to our company or our stockholders;

  . Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . Violations under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . Any transaction from which the director derived an improper personal benefit.

These provisions in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against our company's directors and may discourage or deter stockholders or management from bringing a lawsuit against our company's directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our company and its stockholders. These provisions do not limit or affect a stockholder's ability to seek and obtain relief under the Federal securities laws.

   No Stockholder Action by Written Consent. Our certificate of incorporation provides that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only at a duly called annual or special meeting of stockholders and may not be effected by any written consent of stockholders in lieu of a meeting of stockholders. This prevents stockholders from initiating or effecting any action by written consent, thereby limiting the ability of stockholders to take actions opposed by our Board of Directors.

   Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may be called only by our Board of Directors.

   Stockholder Meeting Protocol. Our bylaws allow our Board of Directors to adopt rules, regulations and procedures for the conduct of the meeting of stockholders, including:

  .  Establishment of an agenda or order of business for the meeting;

  . Rules and procedures for maintaining order at the meeting and the safety of those present;

  . Limitations on attendance at or participation in the meeting to stockholders of record of the corporation or their duly authorized and constituted proxies;

  . Restrictions on entry after the time fixed for the commencement of the meeting; and

  . Limitations on the time allotted to questions or comments by participants.

   This stockholder meeting protocol could have the effect of deterring a hostile takeover of our company by restricting the nomination and election of candidates to our Board of Directors.

   Advance Notice Requirements. Our bylaws establish advance notice requirements with regard to all stockholder proposals, including:

  . For nominations or other business to be properly brought before an annual meeting, timely notice must be given so that the notice is delivered to us at least 90 days, but no more than 120 days, prior to the meeting;

  . Any notice of nomination shall set forth the person proposed for election to our Board of Directors;

  . Any notice of business shall set forth a brief description of the business to be brought before the meeting, the text of the proposal and the beneficial owner, if any, on whose behalf the proposal is made; and

  . Except as otherwise provided by law, the chairman of the meeting shall have the power to determine whether a nomination or any business proposed to be brought before a meeting was made in accordance with these procedures.

The advance notice requirements, by prescribing the types of business that could be presented to stockholders during annual meetings, could discourage takeover bids initiated by hostile tender offer, proxy contest or the removal of the existing Board of Directors and management.

   Indemnification Arrangements. Our bylaws provide that current and former directors and executive officers shall be indemnified against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising out of their status as directors and executive officers, to the fullest extent permitted by Delaware law. In addition, we have agreed to indemnify each director to the fullest extent permitted by the Delaware law pursuant to an indemnification agreement from and against any and all expenses, losses, claims, damages and liabilities incurred by that director for or as a result of actions taken or not taken while that director was acting in his or her capacity as our director or agent. In addition, we maintain directors' and officers' liability insurance which insures against liabilities that our directors and officers may incur in these capacities.

   Delaware Anti-Takeover Statute. Our certificate of incorporation contains a provision expressly electing not to be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an

"interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of
Section 203, a "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years previously, did own 15% or more of the corporation's voting stock. Because of this election, Section 203 will not apply to our company.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives, have severally agreed to purchase, and we and DuPont have severally agreed to sell to them, the number of shares of our common stock indicated:

                                                                       NUMBER OF
   NAME                                                                 SHARES
   ----                                                                ---------
   Morgan Stanley & Co. Incorporated..................................
   Credit Suisse First Boston Corporation.............................
   Bear, Stearns & Co. Inc............................................
   Donaldson, Lufkin & Jenrette Securities Corporation................
                                                                       ---------
     Total............................................................ 3,200,000
                                                                       =========

   The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and DuPont and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the delivery of legal opinions by their counsel as well as other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any shares are taken. However, the underwriters are not required to take or pay for the shares covered by the over-allotment option described below.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that
represents a concession not in excess of $    a share under the public
offering price. Any underwriter may allow and dealers may reallow, a
concession not in excess of $    per share to other underwriters or to
securities dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

   DuPont has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 480,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' over-allotment
option is exercised in full, the total price to the public would be $   , the
total underwriters' discounts and commissions would be $   , the total
proceeds to us would be $    before deducting estimated offering expenses of
$   , and the total proceeds to DuPont would be $   .

   We, our directors and executive officers and DuPont have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus, each of us will not, directly or indirectly:

  . Offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . Enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

   The restrictions in this paragraph do not apply to:

  .  The sale of shares to the underwriters;

  .  The concurrent offering of convertible subordinated notes;

  . The common stock issuable upon conversion of the convertible subordinated notes; and

  . Options granted or stock issued upon the exercise of outstanding stock options or otherwise pursuant to our stock incentive or employee stock purchase plans.

   In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to us and DuPont.

   We, DuPont and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

   The validity of the common stock we are offering by this prospectus will be passed upon for us by Brobeck, Phleger & Harrison LLP, Austin, Texas, and for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

   The financial statements as of June 30, 1998 and 1999, and for each of the three years in the period ended June 30, 1999, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read this information at the SEC's public reference rooms at the following locations:

       Public Reference Room                  North East Regional Office           Midwest Regional Office
       450 Fifth Street, N.W.                    7 World Trade Center              500 West Madison Street
            Room 1024                                Suite 1300                          Suite 1400
       Washington, D.C. 20549                  New York, New York 10048            Chicago, Illinois 60661

   Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024,Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. You may also inspect reports, proxy statements and other information about us at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

   The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference in this prospectus is considered to be part of this prospectus, and later information filed with the SEC or contained in this prospectus updates and supersedes this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

  .  Our Annual Report on Form 10-K for the fiscal year ended June 30, 1999;

  . Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 1999, December 31, 1999 and March 31, 2000;

  .  Our Current Reports on Form 8-K dated May 2, 2000 and June 5, 2000; and

  . The description of the common stock contained in our Form 8-A/A (file no. 0-20839), filed on June 23, 2000 under Section 12(g) of the Securities Exchange Act of 1934.

   You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                            DUPONT PHOTOMASKS, INC.
                         Attention: Investor Relations
                          131 Old Settlers Boulevard
                            Round Rock, Texas 78664
                           Telephone: (512) 310-6559

                            DUPONT PHOTOMASKS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Accountants........................................   F-2
Income Statement for the three years ended June 30, 1999.................   F-3
Balance Sheet at June 30, 1998 and 1999..................................   F-4
Statement of Cash Flows for the three years ended June 30, 1999..........   F-5
Notes to Financial Statements............................................   F-6
Income Statement for the nine months ended March 31, 1999 and 2000
 (unaudited).............................................................  F-16
Balance Sheet at March 31, 1999 (unaudited)..............................  F-17
Statement of Cash Flows for the nine months ended March 31, 1999 and 2000
 (unaudited).............................................................  F-18
Notes to Financial Statements (unaudited)................................  F-19

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of DuPont Photomasks, Inc.

   In our opinion, the accompanying balance sheet and the related income statement and statement of cash flows present fairly, in all material respects, the financial position of DuPont Photomasks, Inc. and its subsidiaries at June 30, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Austin, Texas
July 27, 1999

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                                INCOME STATEMENT
                (Dollars in thousands, except per share amounts)

                                                 Year Ended June 30,
                                           ----------------------------------
                                              1997        1998        1999
                                           ----------  ----------  ----------
Sales.....................................   $261,185    $271,591    $264,015
Cost of goods sold........................    163,319     179,369     187,427
Selling, general and administrative
 expense..................................     31,611      29,509      33,944
Research and development expense..........     12,372      12,714      16,835
                                           ----------  ----------  ----------
Operating profit..........................     53,883      49,999      25,809
Other income (expense)....................      1,284         (27)       (717)
                                           ----------  ----------  ----------
Income before income taxes, minority
 interest and extraordinary item..........     55,167      49,972      25,092
Provision for income taxes................     19,308      17,127       7,763
                                           ----------  ----------  ----------
Income before minority interest and
 extraordinary item.......................     35,859      32,845      17,329
Minority interest in (income) loss of
 joint ventures...........................        903         687         (59)
                                           ----------  ----------  ----------
Income before extraordinary item..........     36,762      33,532      17,270
Extraordinary item........................    (22,242)        --          --
                                           ----------  ----------  ----------
Net income................................   $ 59,004    $ 33,532    $ 17,270
                                           ==========  ==========  ==========
Basic earnings per share before
 extraordinary item.......................      $2.44       $2.21       $1.13
Extraordinary item........................      (1.47)        --          --
                                           ----------  ----------  ----------
Basic earnings per share..................      $3.91       $2.21       $1.13
                                           ==========  ==========  ==========
Basic weighted average shares
 outstanding.............................. 15,100,521  15,179,596  15,299,339
                                           ==========  ==========  ==========
Diluted earnings per share before
 extraordinary item.......................      $2.37       $2.15       $1.09
Extraordinary item........................      (1.43)        --          --
                                           ----------  ----------  ----------
Diluted earnings per share................      $3.80       $2.15       $1.09
                                           ==========  ==========  ==========
Diluted weighted average shares
 outstanding.............................. 15,520,239  15,612,234  15,780,181
                                           ==========  ==========  ==========

         The accompanying notes are an integral part of this statement.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                                 BALANCE SHEET
                (Dollars in thousands, except par value amounts)

                                                                  June 30,
                                                              -----------------
                                                                1998     1999
                                                              -------- --------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................. $ 19,688 $ 61,311
  Accounts receivable, trade.................................   47,471   45,272
  Accounts receivable, related parties.......................    3,349    1,388
  Inventories................................................   18,236   12,707
  Deferred income taxes......................................    6,389    9,547
  Prepaid expenses and other current assets..................    6,574    9,421
                                                              -------- --------
    Total current assets.....................................  101,707  139,646
Property and equipment.......................................  244,650  312,240
Accounts receivable, related parties.........................    1,106    1,324
Deferred income taxes........................................    2,221    3,596
Other assets, net............................................    2,295   23,600
                                                              -------- --------
    Total assets............................................. $351,979 $480,406
                                                              ======== ========

            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable, trade.................................... $ 30,197 $ 34,563
  Accounts payable, related parties..........................   10,391    1,742
  Short-term borrowings......................................    2,143    2,702
  Income taxes payable.......................................    1,828    5,179
  Other accrued liabilities..................................   24,096   24,326
                                                              -------- --------
    Total current liabilities................................   68,655   68,512
Long-term borrowings.........................................    7,519    4,659
Long-term borrowings, related parties........................    9,000  100,000
Deferred income taxes........................................   12,048   13,644
Other liabilities............................................    1,800    2,837
Minority interest in net assets of joint ventures............      --    16,453
Commitments and contingencies
Stockholders' equity:
  Common stock, $.01 par value; 25,000,000 shares authorized;
   15,258,722 and 15,332,282 issued and outstanding                152      153
  Additional paid-in capital.................................  160,269  164,342
  Retained earnings..........................................   92,536  109,806
                                                              -------- --------
    Total liabilities and stockholders' equity............... $351,979 $480,406
                                                              ======== ========

         The accompanying notes are an integral part of this statement.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                     YEAR ENDED JUNE 30,
                                                 ------------------------------
                                                   1997      1998       1999
                                                 --------  ---------  ---------
Cash flows from operating activities:
  Net income...................................  $ 59,004  $  33,532  $  17,270
  Adjustments to reconcile net income to net
   cash provided by operations:
    Depreciation and amortization..............    26,593     31,869     41,784
    Other......................................      (494)     1,764       (926)
    Gain.......................................   (34,219)       --         --
    Cash provided (used) by changes in assets
     and liabilities
      Accounts receivable......................    (6,945)   (10,309)     5,048
      Inventories..............................    (5,444)    (1,747)     6,370
      Prepaid expenses and other current as-
       sets....................................    (5,038)     2,641     (1,785)
      Accounts payable.........................     2,470     27,336     (3,226)
      Other accrued liabilities................     5,814      2,828        510
                                                 --------  ---------  ---------
        Net cash provided by operating activi-
         ties..................................    41,741     87,914     65,045
                                                 --------  ---------  ---------
Cash flows from investing activities:
  Capital expenditures.........................   (51,057)  (100,200)   (87,772)
  Payments for acquisitions....................       --     (28,344)   (40,355)
  Proceeds from sale of investment.............    39,219        --         --
                                                 --------  ---------  ---------
        Net cash used in investing activities..   (11,838)  (128,544)  (128,127)
                                                 --------  ---------  ---------
Cash flows from financing activities:
  Increase in borrowings.......................     2,394      8,739     88,650
  Net proceeds from issuance of common stock...        61      1,174      1,202
  Increase in minority interest in net assets
   of joint ventures...........................       --         --      16,394
                                                 --------  ---------  ---------
        Net cash provided by financing activi-
         ties..................................     2,455      9,913    106,246
                                                 --------  ---------  ---------
Effect of exchange rate changes on cash........    (1,186)      (946)    (1,541)
                                                 --------  ---------  ---------
Net increase (decrease) in cash and cash equiv-
 alents........................................    31,172    (31,663)    41,623
Cash and cash equivalents at beginning of
 year..........................................    20,179     51,351     19,688
                                                 --------  ---------  ---------
Cash and cash equivalents at end of year.......  $ 51,351  $  19,688  $  61,311
                                                 ========  =========  =========

         The accompanying notes are an integral part of this statement.

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS
                            (DOLLARS IN THOUSANDS)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation: Our financial statements include the accounts of DuPont Photomasks, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Our principal business is the manufacture and sale of photomasks, high-purity quartz or glass plates containing precision microscopic images of integrated circuits, to semiconductor manufacturers.

   Revenue Recognition: Sales and related costs of goods sold are included in income when goods are shipped to our customers. Provision is made for estimated sales returns.

   Cash and Cash Equivalents: Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

   Inventories: Inventories, primarily raw materials, are valued at the lower of average cost or market.

   Property and Equipment: Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. The gross value of property and equipment and related accumulated depreciation are eliminated at the date of disposal and the resulting gain or loss is included in income. Maintenance and repairs are charged to operations; replacements and betterments are capitalized. The future economic benefit of property and equipment is reviewed periodically through an undiscounted cash flow analysis to determine if an impairment has occurred.

   Intangible Assets: Intangible assets are amortized using the straight-line method over their estimated useful lives of five to seven years. Net intangible assets were $1,750 and $22,409 at June 30, 1998 and 1999 and are included in other assets. The future economic benefit of intangible assets is reviewed periodically through an undiscounted cash flow analysis to determine if an impairment has occurred.

   Research and Development: Research and development costs are expensed as incurred. Further, we participate in the DPI Reticle Technology Center, a joint venture for advanced photomask development and fabrication of leading-edge photomasks. Our share of the results of this equity method investee are reflected as research and development expense.

   Non-U.S. Currencies: We have determined that the U.S. Dollar is the functional currency of our worldwide operations. Accounts denominated in non-U.S. currencies are remeasured into U.S. Dollars and the resulting exchange gains and losses are included in income in the period they occur. Exchange gains and losses are recorded net of the impact of hedging activities designed to reduce exchange rate exposure. We have entered into Korean Won, French Franc, German Mark, Japanese Yen and Singapore Dollar forward contracts designed to reduce our exchange rate exposure. At June 30, 1999, we held forward contracts with a notional amount of approximately $2,300, a carrying amount of approximately $2,500 and an unrealized loss of approximately $200.

   Income Taxes: We account for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactments of changes in tax laws or rates. Valuation allowances are established as necessary to reduce deferred tax assets to their expected realizable value. Certain of our operations in Asia are subject to government granted tax exemptions.

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions, based upon all known facts and circumstances, that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Reclassifications: Certain prior year balances have been reclassified to conform to 1999 presentation.

   New Accounting Pronouncements: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, with earlier application encouraged. We do not expect that the adoption of SFAS No. 133 will have a material adverse impact on our financial position or results of operations.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 which summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We anticipate that adoption will be no later than the first fiscal quarter of the fiscal year beginning after December 15, 1999. We are currently evaluating the impact of this Bulletin, but do not expect that its adoption will have a material adverse impact on our financial position or results of operations.

   In April of 2000, the Financial Accounting Standards Board issued Financial Interpretation Number 44, or FIN 44, "Accounting for Certain Transactions involving stock compensation--an interpretation of Accounting Principles Board No. 25." FIN 44 clarifies the application of Opinion No. 25. We do not expect that the adoption of FIN 44 will have a material adverse impact on our financial position or results of operations.

2. ACQUISITIONS

   In March 1998, we entered into a strategic alliance with Hyundai whereby we purchased selected photomask manufacturing equipment located at Hyundai's captive photomask manufacturing facility in Korea and entered into a five-year supply agreement. We acquired, through our Korean subsidiary, approximately $28,800 of equipment and approximately $1,000 in inventory. Consideration for the assets was principally cash, and was partially financed by $24,000 in borrowings under our credit facility with DuPont.

   In November 1998, we completed the acquisition of Hewlett-Packard's photomask manufacturing organization. The acquisition included the purchase of equipment, the purchase of inventory, the execution of a supply agreement, the execution of a technology license agreement and the hiring of employees in the Hewlett-Packard photomask manufacturing organization. Consideration for the acquisition was approximately $39,000 in cash, one half of which was paid at closing and one half of which was paid in February 1999. The cash payments were funded with borrowings under our credit facility with DuPont. Approximately $23,600 has been assigned to intangible assets.

3. RELATED PARTY TRANSACTIONS

   Effective January 1996, we entered into several transitional agreements with DuPont. Charges for services under these agreements were $3,944 for 1997, $3,072 for 1998 and $2,375 for 1999. Amounts charged to us for functions and services provided by DuPont are principally included in general and administrative expense.

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

   We owned 1,025,640 shares of Etec Systems common stock until January 1997. Etec Systems is our principal supplier of electron beam and laser beam systems. In January 1997, we sold the entire investment. Aggregate net proceeds from the sale of $39,219 were used in operations. We realized a $34,219 gain on the sale. The related provision for income taxes was $11,977.

   Accounts receivable, related parties includes receivables from our employees of $1,154 (Current $48, Non-Current $1,106) and $1,384 (Current $60, Non-Current $1,324) at June 30, 1998 and 1999 which relate principally to housing and automobile loans to our non-U.S. employees. The remainder represents receivables for goods sold to various DuPont entities and other related parties and amounts due us under our tax indemnification agreement with DuPont and the transitional agreements with DuPont. Sales to related parties, including the DPI Reticle Technology Center and various DuPont entities who serve as resellers for us, were $8,764, $10,933 and $7,056 for the years ended June 30, 1997, 1998 and 1999.

   Accounts payable, related parties represents payables to DuPont for payroll and benefits paid by DuPont on our behalf and billed on a one-month-lag basis and amounts payable under the transitional agreements with DuPont. In August 1996, we paid $1,785 in settlement of certain amounts payable to DuPont at June 30, 1996 and DuPont contributed $3,745 of its remaining outstanding receivable to us as an equity contribution.

4. ACCOUNTS RECEIVABLE, TRADE

   Essentially all of our sales are to customers in the semiconductor manufacturing industry. We assess the financial strength of our customers before extending credit to reduce the risk of loss as we generally do not require collateral. Two of our customers each represented more than 10% of our sales in 1997, and, in the aggregate, these two customers represented approximately twenty-two percent of sales in the year. Two of our customers each represented more than ten percent of sales in 1998 and, in the aggregate, these two customers represented approximately twenty-seven percent of sales in the year. Two of our customers each represented more than ten percent of sales in 1999 and, in the aggregate, these two customers represented approximately twenty-one percent of sales in the year.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                             (Dollars in thousands)


5. Property and Equipment

   Property and equipment consist of the following:

                                                                June 30,
                                              Estimated    --------------------
                                             Useful Lives    1998       1999
                                            -------------- ---------  ---------
   Construction-in-progress................                $  64,221  $  80,140
   Land....................................                    5,932      5,932
   Buildings............................... 10 to 20 years    76,775     85,735
   Equipment...............................   3 to 7 years   313,010    384,037
                                                           ---------  ---------
                                                             459,938    555,844
   Less: accumulated depreciation..........                 (215,288)  (243,604)
                                                           ---------  ---------
   Property and equipment..................                $ 244,650  $ 312,240
                                                           =========  =========

6. Other Accrued Liabilities

   Other accrued liabilities consist of the following:

                                                                   June 30,
                                                                ---------------
                                                                 1998    1999
                                                                ------- -------
   Accrued vacation pay........................................ $ 3,180 $ 3,409
   Accrued compensation and benefits...........................   7,483  11,122
   Other.......................................................  13,433   9,795
                                                                ------- -------
   Other accrued liabilities................................... $24,096 $24,326
                                                                ======= =======

7. Borrowings

   Borrowings consist of the following:

                                                                  June 30,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Capital lease obligations.................................. $ 2,374  $ 2,162
   5.625% bank borrowings due 1999 through 2001...............   4,500    3,750
   Other bank borrowings due 1999 through 2000................   2,788    1,449
                                                               -------  -------
                                                                 9,662    7,361
     Less: short-term borrowings..............................  (2,143)  (2,702)
                                                               -------  -------
   Long-term borrowings....................................... $ 7,519  $ 4,659
                                                               =======  =======

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            (Dollars in thousands)


8. Leases

   Minimum lease payments for years ending June 30 are as follows:

                                                              Capital  Operating
                                                              Leases    Leases
                                                              -------  ---------
   2000...................................................... $   277   $1,111
   2001......................................................     277    1,125
   2002......................................................     277      465
   2003......................................................     243      281
   2004......................................................     224      281
   Thereafter................................................   2,034    1,654
                                                              -------   ------
     Minimum lease payments..................................   3,332   $4,917
                                                                        ======
       Less: interest........................................  (1,170)
                                                              -------
   Present value of minimum lease payments................... $ 2,162
                                                              =======

9. Credit Agreement

   We have entered into a credit agreement with DuPont pursuant to which DuPont originally agreed to provide a credit facility to us in an aggregate amount of $100,000. This credit facility expires in 2001 and any loans thereunder will bear interest at LIBOR plus 0.25% per annum. At our option, advances under this credit facility are convertible into term loans with maturities up to seven years. We had borrowed a maximum of $69,000 under this credit facility and, at June 30, 1999, no borrowings were outstanding under this credit facility. We have amended our credit agreement with DuPont to add a second credit facility with an additional borrowing capacity of $100,000. The new credit facility has a term of three years and outstanding amounts bear interest at 0.25% per annum for the first two years and LIBOR plus 0.25% per annum for the third year. We have borrowed a maximum of $100,000 under this credit facility and, at June 30, 1999, borrowings of $100,000 were outstanding under this credit facility. The amounts loaned under the amended credit agreement are unsecured and the amended credit agreement contains various representations, covenants and events of default. For example, the amended credit agreement provides that, without DuPont's prior written consent, we will not incur, create, assume or permit to exist any indebtedness, including guarantees on indebtedness, in addition to the indebtedness under the amended credit agreement.

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            (Dollars in thousands)


10. Stockholders' Equity

   Stockholders' equity at June 30 is as follows:

                                                          Accumulated
                                              Additional     Other
                                       Common  Paid-In   Comprehensive Retained
                                       Stock   Capital      Income     Earnings
                                       ------ ---------- ------------- --------
Balance at 1996.......................  $151   $152,880    $ 11,583         --
Contribution of capital...............   --       3,745         --          --
Issuance of common stock..............   --         117         --          --
Unrealized holding gain...............   --         --       10,659         --
Sale of investment....................   --         --      (22,242)        --
Net income............................   --         --          --     $ 59,004
                                        ----   --------    --------    --------
Balance at 1997.......................   151    156,742         --       59,004
Issuance of common stock..............     1      3,527         --          --
Net income............................   --         --          --       33,532
                                        ----   --------    --------    --------
Balance at 1998.......................   152    160,269         --       92,536
Contribution of capital...............   --       2,442         --          --
Issuance of common stock..............     1      1,631         --          --
Net income............................   --         --          --       17,270
                                        ----   --------    --------    --------
Balance at 1999.......................  $153   $164,342    $    --     $109,806
                                        ====   ========    ========    ========

11. Stock Plans

   We have several stock performance plans whereby options to purchase shares of common stock or shares of restricted stock have been or can be granted to directors, officers, employees and consultants. Generally, option exercise prices are equal to the fair market value at the date of grant. Restricted stock grants do not require the payment of any cash consideration by the recipient. Matters such as vesting periods and expirations are determined on a plan-by-plan or grant-by-grant basis. Additionally, we maintain a qualified employee stock purchase plan that permits substantially all of our U.S. employees to purchase shares of our common stock. A summary of stock option activity is as follows:


                                1997               1998                1999
                          ----------------- ------------------- --------------------
                                   Weighted            Weighted             Weighted
                          Number   Average             Average              Average
                            of     Exercise Number of  Exercise Number of   Exercise
                          Shares    Price    Shares     Price     Shares     Price
                          -------  -------- ---------  -------- ----------  --------
Balance at beginning of
 year...................  953,784   $17.00    990,544   $18.07   1,403,514   $30.27
Options granted.........   86,976   $29.21    507,983   $52.10   1,722,485   $28.45
Options forfeited.......  (46,640)  $17.00    (26,930)  $27.67  (1,053,047)  $39.69
Options exercised.......   (3,576)  $17.00    (68,083)  $17.24     (68,816)  $17.47
                          -------           ---------           ----------
Balance at end of year..  990,544   $18.07  1,403,514   $30.27   2,004,136   $24.19
                          =======           =========           ==========
Exercisable at end of
 year...................  223,210   $17.00    396,063   $17.64     578,504   $18.89

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            (Dollars in thousands)


   Additional information related to stock options at June 30, 1999 is as follows:

                                                                    Options
                                         Options Outstanding      Exercisable
                                      ------------------------- ----------------
                                              Weighted Weighted         Weighted
                                      Number  Average  Average  Number  Average
                                        of    Exercise   Life     of    Exercise
Exercise Price Range                  Shares   Price    (Years) Shares   Price
--------------------                  ------- -------- -------- ------- --------
$17.00............................... 761,113  $17.00    7.0    543,841  $17.00
$23.25 to $33.69..................... 971,673  $23.77    9.2        --      --
$35.37 to $49.37..................... 179,700  $41.81    9.4     11,750  $39.05
$52.75 to $71.56.....................  91,650  $53.47    8.1     22,913  $53.47

   A summary of restricted stock grant activity is as follows:

                                1997              1998               1999
                          ----------------- ------------------ -----------------
                          Number   Market   Number    Market   Number   Market
                            of    Value Per   of     Value Per   of    Value Per
                          Shares    Share   Shares     Share   Shares    Share
                          ------  --------- -------  --------- ------  ---------
Balance at beginning of
 year...................  94,913   $17.00    89,060   $17.54    4,744   $27.16
Restricted stock
 granted................   4,744   $27.16     1,755   $17.00    1,709   $35.12
Restricted stock
 forfeited..............  (9,605)  $17.00       --       --       --       --
Restricted stock
 issued.................    (992)  $17.00   (86,071)  $17.00   (4,744)  $27.16
                          ------            -------            ------
Balance at end of year..  89,060   $17.54     4,744   $27.16    1,709   $35.12
                          ======            =======            ======

   On September 21, 1998, our Board of Directors approved a resolution authorizing the re-pricing of substantially all of our then outstanding employee stock options, both vested and unvested, issued under our various stock performance plans with an exercise price in excess of $23.25. As part of the re-pricing, the ten year term of the options and the four year vesting period were restarted as of September 21,1998 and the exercise price on the options was revised to $23.25. This resolution resulted in the re-pricing of 968,993 options.

   At June 30, 1999, there were 3,699,177 shares reserved for future grant or issuance under our stock plans. We apply APB 25 and its related interpretations in accounting for our stock plans. The weighted average fair values of stock options granted in 1997, 1998 and 1999 were $16.16, $31.65 and $21.16. The weighted average fair values were determined using the Black-Scholes option-pricing model with the following assumptions: a risk-free interest rate of 6.5% for 1997, a risk-free interest rate of 5.5% for 1998 and a risk free rate of interest of 5.0% for 1999; no dividend yield; expected term of five years and volatility of 58% for 1997, volatility of 68% for 1998 and volatility of 67% for 1999. Had compensation cost been determined based on the fair value of stock option awards at the date of grant, net income (diluted earnings per share) would have been $57,456, $29,577 and $10,739 ($3.76, $1.94 and $0.71) in 1997, 1998 and 1999.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                             (Dollars in thousands)


12. Provision for Income Taxes

   The provision for income taxes consists of the following:

                                                         Year Ended June 30,
                                                        -----------------------
                                                         1997     1998    1999
                                                        -------  ------- ------
   Current:
     Federal........................................... $25,819  $ 8,909 $5,809
     State.............................................     787    1,023  1,410
     Non-U.S...........................................   4,679    4,320    904
   Deferred:
     Federal...........................................  (1,039)   1,353   (443)
     State.............................................     (59)     155   (106)
     Non-U.S...........................................   1,098    1,367    189
                                                        -------  ------- ------
   Provision for income taxes.......................... $31,285  $17,127 $7,763
                                                        =======  ======= ======

   The provision for income taxes differs from the amount computed by applying the federal statutory rate as a result of the following:

                                                      Year Ended June 30,
                                                    -------------------------
                                                     1997     1998     1999
                                                    -------  -------  -------
   Tax at 35% statutory federal tax rate........... $31,285  $17,490  $ 8,762
   Higher effective tax rate on non-U.S.
    operations.....................................   2,158    1,752    1,460
   Tax exemptions..................................  (4,809)  (5,870)  (4,987)
   Change in valuation allowance...................    (243)     --     1,997
   State taxes, net of federal.....................     633    1,258      675
   Other...........................................   2,261    2,497     (144)
                                                    -------  -------  -------
   Provision for income taxes...................... $31,285  $17,127  $ 7,763
                                                    =======  =======  =======

   Deferred tax assets (liabilities) consist of the following:

                                                                      June 30,
                                                                        1999
                                                                      --------
   Deferred tax assets:
     Inventories....................................................  $    980
     Depreciation...................................................     1,948
     Accrued liabilities............................................     4,753
     Credit facility................................................     2,442
     Other..........................................................     5,070
                                                                      --------
       Deferred tax assets..........................................    15,193
                                                                      --------
   Deferred tax liabilities:
     Depreciation...................................................    (8,015)
     Other..........................................................    (5,682)
                                                                      --------
       Deferred tax liabilities.....................................   (13,697)
                                                                      --------
       Valuation allowance..........................................   (1,997)
                                                                      --------
       Deferred income taxes........................................  $   (501)
                                                                      ========

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            (Dollars in thousands)


   We have entered into a tax indemnification agreement with DuPont. The amount due from DuPont under the tax indemnification agreement was $571 at June 30, 1998. We have a capital loss carryforward of $18,513. Benefit from this carryforward, if and when realized, is payable to DuPont under the tax indemnification agreement.

   We recorded the deferred tax benefit arising from our second credit facility with DuPont as a contribution of capital. Undistributed earnings of certain subsidiaries are considered indefinitely reinvested. We have not provided deferred tax liabilities for additional income taxes that would result from repatriation of these earnings.

13. Segment Information

   In accordance with FAS 131, segment information as of or for the years ended June 30 is as follows:

                                       United States Europe    Asia    Total
                                       ------------- -------  ------- --------
   1997
   Sales..............................   $145,621    $62,988  $52,576 $261,185
   Transfers between geographic
    areas.............................     21,973      1,019      649      --
                                         --------    -------  ------- --------
                                          167,594     64,007   53,225  261,185
                                         ========    =======  ======= ========
   Net income.........................     38,836      9,037   11,131   59,004
   Identifiable assets................    151,293     50,877   89,409  291,579

   1998
   Sales..............................   $152,213    $66,953  $52,425 $271,591
   Transfers between geographic
    areas.............................     22,654      2,002      603      --
                                         --------    -------  ------- --------
                                          174,867     68,955   53,028  271,591
                                         ========    =======  ======= ========
   Net income.........................     13,808      5,702   14,022   33,532
   Identifiable assets................    164,699     71,618  115,662  351,979

   1999
   Sales..............................   $157,401    $51,783  $54,831 $264,015
   Transfers between geographic
    areas.............................     20,429      2,615    6,482      --
                                         --------    -------  ------- --------
                                          177,830     54,398   61,313  264,015
                                         ========    =======  ======= ========
   Net income (loss)..................      7,322     (1,861)  11,809   17,270
   Identifiable assets................    257,953     74,365  148,088  480,406

   Sales outside the United States of products manufactured in and exported from the United States are not significant. Products are transferred between geographic areas on a basis intended to approximate the market value of such products.

14. Commitments and Contingencies

   We are undertaking a significant global expansion to support the future growth of our business. We have established a joint venture with UMC Group to produce photomasks in Taiwan. We also began construction on a new photomask production facility in Gresham, Oregon that we subsequently and indefinitely delayed. If additional capacity were to be needed, we could complete the Gresham facility within approximately six months. In addition, we began construction of a photomask production facility in Singapore.

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            (Dollars in thousands)


   We have entered into an agreement with Etec Systems to upgrade our existing MEBES(R) electron-beam pattern generation tools. The hardware and software upgrades will enhance the capability of the tools while simultaneously increasing the speed at which they operate. As part of the agreement, Etec Systems purchased the use of technology developed by us. The tools to be upgraded currently reside throughout our integrated network of production facilities.

   We have various purchase commitments incidental to the normal course of business including non-refundable deposits to purchase equipment. In the aggregate, such commitments are not at prices in excess of current market. We are subject to litigation in the normal course of business. We believe the effect, if any, of an unfavorable settlement of such litigation would not have a material adverse effect on our financial position, results of operations, cash flows or liquidity.

15. Unaudited Quarterly Financial Data

   Unaudited quarterly financial data for 1998 and 1999 is as follows:

                                                      Quarter
                                    -------------------------------------------
                                      First      Second     Third      Fourth
                                    ---------- ---------- ---------- ----------
   1998
   Sales..........................     $68,809    $67,328    $67,563    $67,891
   Operating profit...............      13,488     11,691     11,961     12,859
   Net income.....................       9,203      8,261      7,785      8,283
   Basic earnings per share.......        0.61       0.54       0.51       0.54
   Diluted earnings per share.....        0.59       0.53       0.50       0.53
   Basic weighted average shares
    outstanding...................  15,129,611 15,165,132 15,167,645 15,255,996
   Diluted weighted average shares
    outstanding...................  15,684,990 15,605,359 15,554,304 15,604,281

   1999
   Sales..........................     $60,995    $61,877    $67,159    $73,984
   Operating profit...............       5,200      5,567      6,509      8,533
   Net income.....................       3,280      3,127      4,455      6,408
   Basic earnings per share.......        0.21       0.20       0.29       0.42
   Diluted earnings per share.....        0.21       0.20       0.28       0.40
   Basic weighted average shares
    outstanding...................  15,275,126 15,296,222 15,307,852 15,318,156
   Diluted weighted average shares
    outstanding...................  15,613,591 15,669,911 15,918,677 15,918,672

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                                INCOME STATEMENT
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                        NINE MONTHS ENDED
                                                            MARCH 31,
                                                     ------------------------
                                                        1999         2000
                                                     -----------  -----------
Sales............................................... $   190,031  $   234,673
Cost of goods sold..................................     135,897      163,866
Selling, general and administrative expense.........      24,552       28,143
Research and development expense....................      12,306       16,497
                                                     -----------  -----------
Operating profit....................................      17,276       26,167
Other income (expense)..............................      (1,691)         286
                                                     -----------  -----------
Income before income taxes and minority interest....      15,585       26,453
Provision for income taxes..........................       4,881        7,000
                                                     -----------  -----------
Income before minority interest.....................      10,704       19,453
Minority interest in (income) loss of joint ven-
 tures..............................................         158       (1,452)
                                                     -----------  -----------
Net income.......................................... $    10,862  $    18,001
                                                     ===========  ===========
Basic earnings per share............................ $      0.71  $      1.16
                                                     ===========  ===========
Basic weighted average shares outstanding...........  15,293,067   15,493,481
                                                     ===========  ===========
Diluted earnings per share.......................... $      0.69  $      1.12
                                                     ===========  ===========
Diluted weighted average shares outstanding.........  15,734,017   16,143,336
                                                     ===========  ===========


         The accompanying notes are an integral part of this statement.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                                 BALANCE SHEET
                (Dollars in thousands, except par value amounts)

                                                          June 30,  March 31,
                                                            1999       2000
                                                          --------  ----------
                                                          (audited) (unaudited)
                         ASSETS
Current assets:
  Cash and cash equivalents.............................. $ 61,311   $ 29,588
  Accounts receivable, trade.............................   45,272     56,773
  Accounts receivable, related parties...................    1,388      2,273
  Inventories............................................   12,707     14,960
  Deferred income taxes..................................    9,547      9,054
  Prepaid expenses and other current assets..............    9,421     10,624
                                                          --------   --------
    Total current assets.................................  139,646    123,272
Property and equipment...................................  312,240    392,781
Accounts receivable, related parties.....................    1,324      1,341
Deferred income taxes....................................    3,596      4,657
Other assets.............................................   23,600     42,001
                                                          --------   --------
    Total assets......................................... $480,406   $564,052
                                                          ========   ========


          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable, trade................................ $ 34,563   $ 49,618
  Accounts payable, related parties......................    1,742      1,864
  Short-term borrowings..................................    2,702      4,701
  Income taxes payable...................................    5,179      4,447
  Other accrued liabilities..............................   24,326     29,190
                                                          --------   --------
    Total current liabilities............................   68,512     89,820
Long-term borrowings.....................................    4,659      2,408
Long-term borrowings, related parties....................  100,000    112,000
Deferred income taxes....................................   13,644     14,166
Other liabilities........................................    2,837     15,483
Minority interest in net assets of joint ventures........   16,453     27,349
                                                          --------   --------
Total liabilities........................................  206,105    261,226
                                                          --------   --------
Commitments and contingencies
Stockholders' equity:
  Common stock, $.01 par value; 100,000,000 shares
   authorized;15,332,282 and 15,687,438 issued and
   outstanding...........................................      153        157
  Additional paid-in capital.............................  164,342    174,862
  Retained earnings......................................  109,806    127,807
                                                          --------   --------
    Total stockholders' equity...........................  274,301    302,826
                                                          --------   --------
    Total liabilities and stockholders' equity........... $480,406   $564,052
                                                          ========   ========

         The accompanying notes are an integral part of this statement.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            STATEMENT OF CASH FLOWS
                             (Dollars in thousands)
                                  (unaudited)

                                                           Nine Months Ended
                                                               March 31,
                                                          --------------------
                                                            1999       2000
                                                          ---------  ---------
Cash flows from operating activities:
  Net income............................................. $  10,862  $  18,001
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization........................    29,284     42,259
    Other................................................    (1,505)     1,145
    Cash provided (used) by changes in assets and
     liabilities:
      Accounts receivable................................     3,578    (11,750)
      Inventories........................................     4,198     (1,635)
      Prepaid expenses and other current assets..........    (4,264)    (1,707)
      Accounts payable...................................   (12,757)     8,394
      Other accrued liabilities..........................     2,518      2,542
                                                          ---------  ---------
        Net cash provided by operating activities........    31,914     57,249
                                                          ---------  ---------
Cash flows from investing activities:
  Capital expenditures...................................   (63,926)  (106,970)
  Payments for acquisitions..............................   (40,355)   (10,025)
                                                          ---------  ---------
        Net cash used in investing activities............  (104,281)  (116,995)
                                                          ---------  ---------
Cash flows from financing activities:
  Increase in borrowings.................................    88,253     11,813
  Net proceeds from issuance of common stock.............       876      7,495
  Increase in minority interest in net assets of joint
   ventures..............................................    16,394      9,442
                                                          ---------  ---------
        Net cash provided by financing activities........   105,523     28,750
                                                          ---------  ---------
Effect of exchange rate changes on cash..................    (1,669)      (727)
                                                          ---------  ---------
Net increase (decrease) in cash and cash equivalents.....    31,487    (31,723)
Cash and cash equivalents at beginning of period.........    19,688     61,311
                                                          ---------  ---------
Cash and cash equivalents at end of period............... $  51,175  $  29,588
                                                          =========  =========

         The accompanying notes are an integral part of this statement.

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS
                            (Dollars in thousands)
                                  (unaudited)

Note 1--Basis of Presentation

   Our accompanying unaudited interim financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These financial statements should be read in conjunction with our audited financial statements and accompanying notes thereto included in our 1999 Annual Report on Form 10-
K. Our unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, which our management considers necessary for the fair presentation of the interim periods. Results for interim periods are not necessarily indicative of results for the year.

Note 2--Inventories

   Inventories consist primarily of raw materials.

Note 3--Segment Information

   In accordance with SFAS 131, segment information as of or for the nine months ended March 31 is as follows:

                                               United
                                               States  Europe    Asia    Total
                                              -------- -------  ------- --------
1999
----
Sales........................................ $111,086 $39,525  $39,420 $190,031
  Transfers between geographic areas.........   14,574   1,967    1,202      --
                                              -------- -------  ------- --------
                                              $125,660 $41,492  $40,622 $190,031
                                              ======== =======  ======= ========
  Net income (loss).......................... $  6,237 $(2,406) $ 7,031 $ 10,862
  Identifiable assets........................  242,514  75,265  144,447  462,226
2000
----
Sales........................................ $139,457 $42,560  $52,656 $234,673
  Transfers between geographic areas.........   17,182   2,135   11,181      --
                                              -------- -------  ------- --------
                                              $156,639 $44,695  $63,837 $234,673
                                              ======== =======  ======= ========
  Net income (loss).......................... $  4,782 $  (583) $13,802 $ 18,001
  Identifiable assets........................  237,190 100,400  226,462  564,052

   Products are transferred between geographic areas on a basis intended to approximate the market value of such products.

Note 4--Commitments and Contingencies

   We are constructing new photomask production facilities in Singapore and Corbeil-Essonnes, France. Additionally, construction of our photomask production facility in Gresham, Oregon has been delayed indefinitely. If additional capacity is needed, we can complete the Gresham facility within approximately six months.

   We have various purchase commitments incidental to the normal course of business including non-refundable deposits to purchase equipment. In the aggregate, such commitments are not at prices in excess of

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                             (Dollars in thousands)
                                  (unaudited)

current market. We also have guaranteed a portion of certain equipment leases of the DPI Reticle Technology Center. Such leases are generally for four years and provide for payments not in excess of current market.

   We are subject to litigation in the normal course of business. We believe the effect, if any, of an unfavorable settlement of such litigation would not have a material adverse impact on our financial position, results of operations, cash flows or liquidity.

Note 5--Acquisition

   In December 1999, we acquired the photomask production equipment of IBM located in Corbeil-Essones, France. The acquisition included the purchase of equipment, the purchase of inventory, the execution of a supply agreement with IBM and the hiring of employees in the photomask manufacturing organization. Consideration for the acquisition was approximately $40 million. Approximately $23 million has been assigned to intangible assets.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

   Capitalized terms used but not defined in this Part II to the registration statement shall have the respective meanings assigned to such terms in the prospectus which forms a part of this registration statement.

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us and DuPont in connection with the registration of the shares of common stock under the Securities Act of 1933. These expenses will be borne by both parties pro rata based on the number of shares sold in this offering by each. All amounts are estimates except the SEC registration fee and the NASD filing fee.

      SEC registration fee............................................ $ 69,104
      NASD filing fee.................................................   24,320
      Nasdaq National Market listing fee..............................   17,500
      Legal fees and expenses.........................................  100,000
      Accounting fees and expenses....................................   75,000
      Printing expenses...............................................  125,000
      Miscellaneous...................................................   89,076
                                                                       --------
        Total......................................................... $500,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Subsection (a) of Section 145 of the Delaware General Corporation Law, or DGCL, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

   Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

   Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of
Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by
Section 145 shall, unless otherwise
provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

   Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director:

  . For any breach of the director's duty of loyalty to the corporation or its stockholders;

  . For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  .  Under Section 174 of the DGCL; or

  . For any transaction from which the director derived an improper personal benefit.

   Article Ninth of our Certificate of Incorporation, as amended and restated, provides that, to the fullest extent permitted by the DGCL, no director of our company shall be personally liable to our company or our stockholders for monetary damages for breach of fiduciary duty as a director.

   Article VII of our Bylaws, as amended, further provides that our company shall indemnify each of our directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of our company and, with respect to any criminal third party proceeding, had no reasonable cause to believe such conduct was unlawful.

   We have indemnification agreements with each of our directors and officers.

   We maintain officers' and directors' liability insurance.

   Pursuant to the Underwriting Agreement filed as Exhibit 1.1 hereto, the underwriters agree to indemnify, under certain conditions, our and DuPont's officers and directors and persons who control our company and DuPont within the meaning of the Securities Act of 1933 against certain liabilities.

ITEM 16. EXHIBITS.

   EXHIBIT
   NUMBER  DESCRIPTION
   ------- -----------
    1.1*   Form of Underwriting Agreement.
    4.1**  Specimen certificate for common stock.
    5.1    Opinion of Brobeck, Phleger & Harrison LLP.
   11.1    Earnings per share computation.
   23.1    Consent of PricewaterhouseCoopers LLP.
   23.2    Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1 hereto).
   24.1    Power of attorney (contained on page II-4).

--------
 *  To be filed by amendment.
** Previously filed with the SEC as an exhibit to the registrant's Registration Statement on Form S-1 (Registration Statement No. 333-3386).

Item 17. Undertakings.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

     1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     2. For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Round Rock, state of Texas, on June 26, 2000.

                                          DuPont Photomasks, Inc.

                                                    /s/ John M. Lynn
                                          By: _________________________________
                                                        John M. Lynn
                                                  Executive Vice President,
                                                General Counsel and Secretary

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Peter S. Kirlin, John M. Lynn and Gerd Stoecker, his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

         /s/ Peter S. Kirlin           Chairman of the Board and     June 26, 2000
______________________________________  Chief Executive Officer
           Peter S. Kirlin              (principal executive
                                        officer)

         /s/ Preston M. Adcox          President, Chief Operating    June 26, 2000
______________________________________  Officer and Director
           Preston M. Adcox

          /s/ Gerd Stoecker            Executive Vice President--    June 26, 2000
______________________________________  Finance and Chief
            Gerd Stoecker               Financial Officer
                                        (principal financial
                                        officer)

              Signature                          Title                   Date
              ---------                          -----                   ----

       /s/ Jeffrey C. Geissler         Controller (principal         June 26, 2000
______________________________________  accounting officer)
         Jeffrey C. Geissler

          /s/ John L. Doyle            Director                      June 26, 2000
______________________________________
            John L. Doyle

          /s/ John W. Himes            Director                      June 26, 2000
______________________________________
            John W. Himes

                                       Director
______________________________________
           John C. Hodgson

        /s/ Gary W. Pankonien          Director                      June 26, 2000
______________________________________
          Gary W. Pankonien

       /s/ Susan Vladuchick Sam        Director                      June 26, 2000
______________________________________
         Susan Vladuchick Sam

         /s/ John C. Sargent           Director                      June 26, 2000
______________________________________
           John C. Sargent

        /s/ Marshall C. Turner         Director                      June 26, 2000
______________________________________
          Marshall C. Turner

                               INDEX TO EXHIBITS

 Exhibit
 Number  Description
 ------- -----------
  1.1*   Form of Underwriting Agreement.
  4.1**  Specimen certificate for common stock.
  5.1    Opinion of Brobeck, Phleger & Harrison LLP.
 11.1    Earnings per share computation.
 23.1    Consent of PricewaterhouseCoopers LLP.
 23.2    Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1 hereto).
 24.1    Power of attorney (contained on page II-4).

--------
 *  To be filed by amendment.
** Previously filed with the SEC as an exhibit to the registrant's Registration Statement on Form S-1 (Registration Statement No. 333-3386).